Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Penn West announces its results for the fourth quarter ended December
     31,  2008

     CALGARY, Feb. 18 /CNW/ - PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE -
PWE) is pleased to announce its results for the fourth quarter ended December
31, 2008
     -------------------------------------------------------------------------

     <<
     Financial Results

     -   Funds flow(1) of $490 million in the fourth quarter of 2008 was 40 percent higher than the $349 million realized in the fourth quarter of 2007. On a per-unit-basis(1) basic funds flow was $1.27 per unit in the fourth quarter of 2008 compared to $1.44 per unit in the fourth quarter of 2007.
     -   Net income of $404 million ($1.05 per unit-basic) in the fourth quarter of 2008 increased by 218 percent over net income of $127 million ($0.53 per unit-basic) in the fourth quarter of 2007.
     -   The netback(1) of $27.31 per boe(2) in the fourth quarter of 2008 was 16 percent lower than the fourth quarter of 2007.

     Operations

     -   Excluding corporate acquisitions, our capital program for 2008 totalled $1,045 million. The program included $128 million of undeveloped land expenditures and $42 million of geological and CO(2)
         pilot costs aimed at increasing our future exploration and development potential. With this program, excluding the net property dispositions, we added a total of 58 million barrels of oil equivalent proved plus probable reserves, of which over 70 percent were oil and natural gas liquids.
     -   Including all capital expenditures and excluding corporate acquisitions, our proved plus probable finding and development cost was $18.94 per boe before the change in future development costs
         ("FDC") and $24.57 per boe including the change in FDC. Penn West's recycle ratio(1) was 1.9 times, excluding risk management impacts and 1.6 times, including risk management impacts in 2008 after the change in FDC.
     -   Production averaged 189,462 boe per day for 2008 compared to 127,098 boe per day for 2007, an increase of 49 percent. During the fourth quarter of 2008, production averaged 184,908 boe per day compared to
         128,024 in the fourth quarter of 2007. Pro forma production for 2008, including Canetic and Vault production from January 1, was approximately 192,000 boe per day. Cold weather late in 2008 negatively impacted production.
     -   Capital expenditures were $288 million in the fourth quarter of 2008 and included $56 million of net asset dispositions. In the quarter, a total of 52 net wells were drilled with a success rate of 94 percent.

     Business Environment

     -   Concerns about economic growth and the credit markets continued
         through the fourth quarter of 2008 contributing to an average WTI crude oil price of US$58.76 per barrel compared to averages of
         US$118.13 per barrel in the third quarter of 2008 and US$90.63 in the fourth quarter of 2007. Due to strong prices through the first nine months of 2008, WTI crude oil averaged US$99.66 per barrel for 2008 compared to US$72.34 per barrel in 2007.
     -   Natural gas prices at AECO (monthly index) in the fourth quarter of
         2008 averaged $6.43 per GJ, weakening from the $8.78 per GJ in the third quarter of 2008, but higher than the fourth quarter of
         2007 when prices averaged $5.69 per GJ. In the fourth quarter of
         2008, there was downward pressure on prices as a result of increased inventory levels in North America due to reductions in industrial demand. Overall, the 2008 AECO Monthly Index averaged $7.71 per GJ versus $6.26 per GJ in 2007.

     (1) The terms "funds flow", "funds flow per unit-basic", "netback" and
         "recycle ratio" are non-GAAP measures. Please refer to the
         "Calculation of Funds Flow" and "Non-GAAP Measures Advisory" sections below.
     (2) Please refer to the "Oil and Gas Information Advisory" section below for information regarding the term "boe".

     Financial Markets

     -   Penn West closely monitors the financial and credit markets and has implemented a number of initiatives aimed at further ensuring our financial strength through this time of uncertainty. Penn West recently reduced its planned 2009 capital program significantly compared to 2008, to between $600 million and $825 million and its distribution to $0.23 per unit per month. Spending in the first six months of 2009 will be less than one-half of our guidance as we anticipate a reduction in service costs throughout the year creating a more favourable drilling environment in the latter part of 2009.
     -   After completing two additional senior, unsecured note issues in
         2008, Penn West had approximately $1.4 billion of unutilized credit capacity under its $4.0 billion syndicated bank facility at year-end
         2008. Penn West's current bank facilities extend to January 2011.
     -   Our hedging position for 2009 consists of WTI collars on 30,000 barrels per day of oil production at US$80.00 per barrel by US$110.21 per barrel and 101,000 GJ per day of 2009 natural gas production under collars at $7.88 per GJ by $11.27 per GJ.
     -   Penn West expects to complete the sale of the previously announced group of properties for total proceeds of approximately $150 million prior to the end of February 2009. Additionally, in February 2009,
         Penn West entered into agreements for the sale of gross overriding royalties for total proceeds of approximately $40 million, all of which we expect to close prior to the end of March 2009. Proceeds from these transactions will be used to reduce bank debt.
     -   On February 5, 2009, Penn West closed the issuance of 17,731,000 trust units on a bought-deal basis with a syndicate of underwriters at $14.10 per trust unit. The total gross proceeds raised of approximately $250 million ($238 million net) were used to further reduce bank debt.

     Distributions

     -   Penn West's Board of Directors recently resolved to reduce the
         Trust's distribution level to $0.23 per unit per month, effective with the January 2009 distribution paid in February subject to maintenance of current forecasts of commodity prices, production levels and planned capital expenditures.

     Regulatory

     -   In November 2008, the Government of Alberta announced further changes to the New Alberta Royalty Framework (the "NRF"). Effective November
         19, 2008, the Government provided transitional royalty rates on natural gas or conventional oil wells drilled at depths between 1,000 and 3,500 metres until 2013. Companies have the one-time option of selecting the transitional royalty rates or the rates under the NRF.
         All Alberta wells are required to move to the NRF beginning on
         January 1, 2014. In the current commodity price environment, Penn
         West currently expects a 0.5 percent to 1.0 percent reduction to its corporate average royalty rate in 2009 as a result of these programs.

     HIGHLIGHTS
                                Three months ended                 Year ended
                                       December 31                December 31
                        ------------------------------------------------------
                                                %                          %
                             2008      2007  change     2008      2007  change
     -------------------------------------------------------------------------
     Financial
     (millions, except
      per unit amounts)
     Gross revenues(1)   $    968  $    644     50  $  4,651  $  2,462     89
     Funds flow               490       349     40     2,537     1,332     90
       Basic per unit        1.27      1.44    (12)     6.75      5.56     21
       Diluted per unit      1.26      1.43    (12)     6.66      5.51     21
     Net income               404       127    218     1,221       175    598
       Basic per unit        1.05      0.53     98      3.25      0.73    345
       Diluted per unit      1.04      0.52    100      3.22      0.73    341
     Capital
      expenditures,
      net(2)                  288       210     37     1,045     1,119     (7)
     Long-term debt at
      period-end            3,854     1,943     98     3,854     1,943     98
     Convertible
      debentures(3)           296         -    100       296         -    100
     Distributions
      paid(4)            $    392  $    246     59  $  1,500  $    976     54
     Payout ratio(5)          80%       70%     10       59%       73%    (14)

     Operations

     Daily production(6)
       Light oil and NGL
        (bbls/d)           79,115    51,070     55    80,370    50,175     60
       Heavy oil (bbls/d)  26,529    22,262     19    27,366    22,019     24
       Natural gas
        (mmcf/d)              476       328     45       490       329     49
     -------------------------------------------------------------------------
     Total production
      (boe/d)             184,908   128,024     44   189,462   127,098     49
     -------------------------------------------------------------------------
     Average sales
      price
       Light oil and NGL
        (per bbl)        $  53.72  $  76.99    (30) $  91.30  $  68.75     33
       Heavy oil (per
        bbl)                38.67     48.69    (21)    74.55     45.26     65
       Natural gas (per
        mcf)                 7.03      6.34     11      8.43      6.85     23
     Netback per boe
       Sales price       $  46.79  $  55.44    (16) $  71.65  $  52.73     36
       Risk management
        (loss) gain          3.12     (1.02)   100     (6.05)     0.06   (100)
     -------------------------------------------------------------------------
       Net sales price      49.91     54.42     (8)    65.60     52.79     24
       Royalties            (8.89)    (9.97)   (11)   (12.95)    (9.72)    33
       Operating expenses  (13.22)   (11.35)    16    (12.31)   (11.04)    12
       Transportation       (0.49)    (0.56)   (13)    (0.49)    (0.52)    (6)
     -------------------------------------------------------------------------
       Netback           $  27.31  $  32.54    (16) $  39.85  $  31.51     26
     -------------------------------------------------------------------------
     (1) Gross revenues include realized gains and losses on commodity contracts.
     (2) Excludes business combinations and includes net proceeds on property acquisitions/ dispositions.
     (3) Assumed on the Canetic and Vault acquisitions.
     (4) Includes distributions paid prior to those reinvested in trust units under the distribution reinvestment plan.
     (5) Payout ratio is calculated as distributions paid divided by funds flow.
     (6) Includes Canetic and Vault production from January 11, 2008 and
         January 10, 2008, respectively.

     DRILLING PROGRAM
                                   Three months ended              Year ended
                                          December 31             December 31
                        ------------------------------------------------------
                                     2008        2007        2008        2007
                        ------------------------------------------------------
                               Gross  Net  Gross  Net  Gross  Net  Gross  Net
     -------------------------------------------------------------------------
     Oil                          90   34     43   25    279  136    180  108
     Natural gas                  22   11     19    9    224  103    114   55
     Dry                           6    3      1    -     14   11      8    6
     -------------------------------------------------------------------------
                                 118   48     63   34    517  250    302  169
     Stratigraphic and
      service                      4    4     12    9     40   38     39   30
     -------------------------------------------------------------------------
     Total                       122   52     75   43    557  288    341  199
     -------------------------------------------------------------------------
     Success rate(1)                  94%         99%         96%         96%
     -------------------------------------------------------------------------
     (1) Success rate is calculated excluding stratigraphic and service wells.

     UNDEVELOPED LANDS
                                                            As at December 31
                                           -----------------------------------
                                             2008        2007        % change
     -------------------------------------------------------------------------
     Gross acres (000s)                     4,010       3,760               7
     Net acres (000s)                       3,223       3,225               -
     Average working interest                 80%         86%              (6)
     -------------------------------------------------------------------------

     FARM-OUT ACTIVITY
                                   Three months ended              Year ended
                                          December 31             December 31
                        ------------------------------------------------------
                                     2008        2007        2008        2007
                        ------------------------------------------------------
     Wells drilled on
      farm-out lands(1)                48          24         159         171
     -------------------------------------------------------------------------
     (1) Wells drilled on Penn West lands, including re-completions and re-entries, by independent operators pursuant to farm-out
         agreements.

     CORE AREA ACTIVITY
                                  Net wells drilled          Undeveloped land
                                 for the year ended   as at December 31, 2008
     Core Area                    December 31, 2008   (thousands of net acres)
     -------------------------------------------------------------------------
     Light oil                                   91                       643
     Heavy oil                                  125                     1,113
     Gas                                         72                     1,467
     -------------------------------------------------------------------------
                                                288                     3,223
     -------------------------------------------------------------------------

     TRUST UNIT DATA
                                Three months ended                 Year ended
                                       December 31                December 31
                        ------------------------------------------------------
                                                %                          %
     (millions of units)     2008      2007  change     2008      2007  change
     -------------------------------------------------------------------------
     Weighted average
       Basic                385.0     241.8     59     375.6     239.4     57
       Diluted              391.2     243.5     61     382.9     241.5     59
     Outstanding as at
      December 31                                      386.5     242.7     59
     -------------------------------------------------------------------------

     In January 2008, Penn West issued approximately 124.3 million trust units on the closing of the Canetic acquisition and approximately 5.6 million trust units on the closing of the Vault acquisition. In July 2008, Penn West issued approximately 3.6 million trust units on the closing of the Endev acquisition.

     TAX POOLS
                                                       Year ended December 31
                        ------------------------------------------------------
     (millions)                                2008                      2007
     -------------------------------------------------------------------------
     Undepreciated
      capital cost (UCC)                   $  1,152                  $    826
     Canadian oil and
      gas property
      expense (COGPE)                         2,294                     1,309
     Canadian
      development
      expense (CDE)                           1,061                       414
     Non-capital losses                       1,465                       697
     -------------------------------------------------------------------------
     Total                                 $  5,972                  $  3,246
     -------------------------------------------------------------------------

     RESERVE DATA

     a)  Working Interest Reserves using forecast prices and costs

                     ---------------------------------------------------------
     Penn West as
     at December
     31, 2008                                              Natural  Barrels of
                         Light &               Natural         Gas         Oil
     Reserve          Medium Oil   Heavy Oil       Gas     Liquids  Equivalent
     Estimates
     Category(1)(2)      (mmbbl)     (mmbbl)     (bcf)     (mmbbl)     (mmboe)
     -------------------------------------------------------------------------

     Proved
     Developed
      producing             221          53        947         25         457
     Developed
      non-producing           5           3         65          1          20
     Undeveloped             37           6         62          1          54
     -------------------------------------------------------------------------
     Total proved           263          62      1,074         27         532
     Probable                89          31        402          9         197
     -------------------------------------------------------------------------
     Total proved
      plus probable         352          94      1,476         37         729
     -------------------------------------------------------------------------
     (1) Working interest reserves are before royalty burdens and exclude royalty interests.
     (2) Columns may not add due to rounding.

     b) Net After Royalty Interest Reserves using forecast prices and costs

                     ---------------------------------------------------------
     Penn West as
     at December
     31, 2008                                              Natural  Barrels of
                         Light &               Natural         Gas         Oil
     Reserve          Medium Oil   Heavy Oil       Gas     Liquids  Equivalent
     Estimates
     Category(1)(2)      (mmbbl)     (mmbbl)     (bcf)     (mmbbl)     (mmboe)
     -------------------------------------------------------------------------

     Proved
     Developed
      producing             190          49        811         18         392
     Developed
      non-producing           4           3         52          1          16
     Undeveloped             31           5         54          1          46
     -------------------------------------------------------------------------
     Total proved           225          57        916         19         454
     Probable                74          27        337          7         164
     -------------------------------------------------------------------------
     Total proved
      plus probable         298          84      1,253         26         617
     -------------------------------------------------------------------------
     (1) Net after royalty reserves are working interest reserves including royalty interests and deducting royalty burdens.
     (2) Columns may not add due to rounding.
     >>

     As confirmed by our independent third-party evaluators, Penn West's reserves continued to reflect a high concentration of proved developed reserves. Of total proved reserves, only 10 percent were undeveloped at
December 31, 2008 compared to 12 percent at December 31, 2007. Of total proved plus probable reserves, only seven percent were undeveloped at December 31,
2008 compared to nine percent at December 31, 2007. In 2008, all of our reserves were evaluated or audited by GLJ Petroleum Consultants Ltd. ("GLJ")
and Sproule Associates Limited ("SAL"), both independent engineering firms, of which approximately eight percent of total proved plus probable reserves were internally evaluated and externally audited.
     Penn West's reserves also contain a high-netback product mix. At December
31, 2008 and 2007, on a proved plus probable basis, reserves other than heavy oil were 87 percent of total reserves on a barrel of oil equivalent basis.
     GLJ Petroleum Consultants Ltd. and Sproule Associates Limited are Penn
West's independent qualified reserve evaluators. The reserve estimates have been calculated in compliance with the National Instrument 51-101 Standards of
Disclosure for Oil and Gas Activities ("NI 51-101"). Under NI 51-101, proved reserve estimates are defined as having a high degree of certainty with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For proved plus probable reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be less than or greater than the proved plus probable reserves estimate.
     Additional reserve disclosure tables, as required under NI 51-101, will be contained in Penn West's Annual Information Form that will be filed on
SEDAR at www.sedar.com.

     <<
     c) Reconciliation of Working Interest Reserves using forecast prices and costs

                           Oil and Natural
                             Gas Liquids                  Natural Gas
                               (mmbbl)                       (bcf)
                      --------------------------------------------------------
                                           Proved                      Proved
     Reconciliation                          plus                        plus
     Items(1)          Proved  Probable  probable  Proved  Probable  probable
     -------------------------------------------------------------------------
     December 31, 2007    253        79       332     703       198       901
     Extensions             8         5        13      22         9        31
     Improved
      Recovery              3         8        11       5         2         7
     Infill Drilling        7         6        13      11         5        16
     Technical
      Revisions             5        (8)       (3)     13        (1)       12
     Discoveries            -         -         -       3         1         4
     Acquisitions         111        38       149     495       186       681
     Dispositions          (1)        -        (1)    (15)       (5)      (19)
     Economic
      Factors               6         3         9      17         7        24
     Production           (39)        -       (39)   (179)        -      (179)
     -------------------------------------------------------------------------
     December 31, 2008    353       130       483   1,074       402     1,476
     -------------------------------------------------------------------------

                            Barrels of Oil
                               Equivalent
                                (mmboe)
                      ----------------------------
                                           Proved
     Reconciliation                          plus
     Items(1)          Proved  Probable  probable
     ---------------------------------------------
     December 31, 2007    370       112       482
     Extensions            11         7        18
     Improved
      Recovery              4         8        12
     Infill Drilling        9         7        16
     Technical
      Revisions             7        (9)       (1)
     Discoveries            1         -         1
     Acquisitions         193        69       262
     Dispositions          (3)       (1)       (4)
     Economic
      Factors               9         4        13
     Production           (69)        -       (69)
     ---------------------------------------------
     December 31, 2008    532       197       729
     ---------------------------------------------
     (1) Columns may not add due to rounding.

     d) Net present value of future net revenue using forecast prices and costs (millions)

                                            Net present value of future
                                          net revenue before income taxes
                                                  (discounted (at))
                                   -------------------------------------------
     Reserve Category(1)                   5%             10%             15%
     -------------------------------------------------------------------------
     Proved
       Developed producing           $ 11,497        $  8,827        $  7,231
       Developed non-producing            462             354             288
       Undeveloped                      1,107             643             390
     -------------------------------------------------------------------------
       Total proved                  $ 13,066        $  9,824        $  7,909
     Probable                           4,521           2,777           1,914
     -------------------------------------------------------------------------
     Total proved plus probable      $ 17,587        $ 12,602        $  9,823
     -------------------------------------------------------------------------
     (1) Columns may not add due to rounding.

     Net present values are net of producing wellbore abandonment liabilities and are based on the price assumptions that are contained in the following table. It should not be assumed that the discounted estimated future net revenues represent fair market value of the reserves.

     e) Summary of pricing and inflation rate assumptions as of December 31,
     2008 using forecast prices and costs

                                                     Oil
                        ------------------------------------------------------
                                         Edmonton      Hardisty       Cromer
                              WTI         Par 40       Heavy 12      Medium 29
                           Cushing,       degrees       degrees       degrees
                           Oklahoma         API           API           API

     Year                  ($US/bbl)    ($CAD/bbl)    ($CAD/bbl)    ($CAD/bbl)
     -------------------------------------------------------------------------
     Historical
     2004                     41.38         52.96         29.11         45.75
     2005                     56.58         69.11         34.07         56.62
     2006                     66.22         73.16         41.87         62.24
     2007                     72.24         77.02         44.37         66.30
     2008                     98.05        101.82         75.95         93.40
     Forecast
     2009                     55.62         66.98         45.07         58.58
     2010                     65.71         75.86         52.17         67.45
     2011                     71.76         81.75         57.16         73.14
     2012                     82.30         88.75         63.38         79.83
     2013                     92.01         95.44         68.31         85.89
     2014                     93.85         97.37         69.70         87.62
     2015                     95.73         99.33         71.12         89.39
     2016                     97.64        101.34         72.56         91.19
     2017                     99.59        103.39         74.04         93.04
     2018                    101.59        105.47         75.54         94.92
     -------------------------------------------------------------------------
     Thereafter
      escalating at              2%            2%            2%            2%
     -------------------------------------------------------------------------

                       -------------------------------------------------------

                           Natural
                           gas AECO     Edmonton       Inflation     Exchange
                          gas price      propane          rate         rate
                                                                  ($US equals
     Year                 ($CAD/mcf)    ($CAD/bbl)          (%)        $1 CAD)
     -------------------------------------------------------------------------
     Historical
     2004                      6.88         34.70           1.8          0.77
     2005                      8.58         43.04           2.2          0.83
     2006                      7.02         43.97           2.1          0.88
     2007                      6.65         46.85           2.1          0.94
     2008                      8.16         58.31           1.7          0.94
     Forecast
     2009                      7.20         41.96           0.0          0.81
     2010                      7.75         46.45           2.0          0.85
     2011                      8.09         50.02           2.0          0.86
     2012                      8.54         54.31           2.0          0.91
     2013                      9.08         58.37           2.0          0.95
     2014                      9.28         59.55           2.0          0.95
     2015                      9.48         60.76           2.0          0.95
     2016                      9.69         61.98           2.0          0.95
     2017                      9.90         63.23           2.0          0.95
     2018                     10.11         64.51           2.0          0.95
     -------------------------------------------------------------------------
     Thereafter
      escalating at              2%            2%           2.0             -
     -------------------------------------------------------------------------

     f) Future development costs using forecast prices and costs (millions)

                                      Proved Future      Proved plus Probable
     Year                         Development Costs  Future Development Costs
     -------------------------------------------------------------------------
     2009                                  $    321                  $    463
     2010                                       266                       397
     2011                                       151                       234
     2012                                       109                       182
     2013                                        82                       132
     2014 and subsequent                        191                       352
     -------------------------------------------------------------------------
     Undiscounted total                    $  1,120                  $  1,760
     -------------------------------------------------------------------------
     Discounted at 10%/yr                  $    856                  $  1,327
     -------------------------------------------------------------------------

                           Letter to our Unitholders
     -------------------------------------------------------------------------
     >>

     "We live in interesting times" is the most commonly heard phrase in most business discussions today. The year 2008 was marked by general market volatility resulting from extraordinary pressures on capital markets. Asset values fell from mid-year and the credit crisis impacted large financial institutions. Interbank borrowing rates rose and the overall access to credit tightened while commodity prices declined. Governments in most developed nations have responded with capital injections to banks and liquidity injections to certain markets. These are the financial waters through which we are navigating. The fundamentals of Penn West remain sound. Throughout 2008 and into 2009 we have proactively taken steps to ensure the Trust remains well-positioned.

     Operations

     Fourth quarter production averaged approximately 185,000 boe per day, a
44 percent increase over the fourth quarter of 2007, largely the result of the
Canetic Resources Trust ("Canetic") acquisition completed in early January
2008. Funds flow for the quarter was $490 million representing an increase of
40 percent over this same period in 2007. We continued to reduce our finding and development costs ("F&D") in 2008. Based on proved plus probable reserve additions, excluding future development costs, we realized an F&D cost of
$18.94 per boe in 2008. We note that our 2008 capital program, of approximately $1 billion, included $170 million for undeveloped land, geological and CO2 pilot expenditures aimed at continuing our efforts to set the table for long-term development.

     2009 Capital Program

     A year has passed since the acquisition of Canetic and although our performance suffered somewhat as we integrated Canetic into Penn West, we now view the integration of the staff, assets and support systems as complete.
With the addition of Petrofund Energy Trust in 2006 and Canetic in 2008, we
believe our combined entity's depth of opportunities, particularly in light oil, is extensive and provides our unitholders with an attractive inventory of value-adding development work for years to come.
     Penn West has developed a base 2009 capital expenditure program of $600 million dollars with the option of increasing the program to $825 million dollars should industry service costs fall and commodity prices improve. This represents a 45 percent reduction from our 2008 capital program. A majority of the base program will be executed in the second half of the year as we expect industry services costs to fall through the year consistent with the reduction in activity levels driven by the decline in commodity prices. The base capital program is concentrated on low cost production adds from optimization activities, however, we have allocated funding to advance our enhanced oil recovery and resource play projects. As we look forward into 2009, we will be focusing our development efforts in three main areas.
     Our southwest Saskatchewan, Lower Shaunavon play near Leitchville has been progressing well over the past three years. We plan on drilling approximately 30 horizontal multi-frac wells into this emerging play in 2009.
With medium gravity oil, encouraging production rates, attractive per well reserve bookings, and continued cost reductions through efficiencies, this play remains very attractive even in a low-commodity price environment.
     While the lead-time associated with full-scale development at our July
Lake shale gas play is longer than that of the Lower Shaunavon play, the potential size of this play is substantial and we have significant operating advantages. Located east of the Horn River play and in proximity to our 100 percent owned Wildboy field, our operating advantages include an all-weather access road, existing gas processing and compression facilities and pipeline capacity directly in to the Alberta sales network. We will advance our efforts in this area early in 2009 adding to our existing wells, with completion work for these wells slated for later in the year.
     Enhanced Oil Recovery (EOR) projects remain an important portion of Penn
West's 2009 development plan as we aim to increase recovery rates from our substantial holdings of light oil fields. Recent advancements in completions technology using horizontal multi-frac wells look to be highly applicable in increasing recovery from these fields and should provide a significant intermediate step in the optimal recovery of our large oil pools, prior to moving into tertiary recovery techniques such as miscible floods using CO2 or other agents.

     Balance Sheet Management

     Penn West recently announced a reduction in our monthly distribution to unitholders from $0.34 per unit per month, a sustained level for 35 months, to
$0.23 per unit per month. We have also been active in risk management, with calendar year 2009 WTI oil floors of US$80.00 on 30,000 barrels of oil per day and AECO natural gas floors of $7.88 per GJ on 101,000 GJ per day. These collars represent approximately 25 percent of our forecast 180,000 boe per day production in the first half of 2009 (prior to the effect of the 4,300 boe per day of property dispositions). We are focused on further improving our capital efficiency and on operating and general and administrative cost efficiencies.
To this end we recently trimmed our total staff count by approximately 10 percent and froze salaries for management. We are also working with our suppliers to ensure our projects remain economic and are bolstering our cost control processes. We believe these actions are prudent in the current commodity price and financial market environment.

     Financial

     Although our $4 billion syndicated bank facility is not due for renewal until January 2011, we have been proactive in reducing both our absolute debt and our bank debt. We also completed two private note deals bringing our total long-term notes to approximately $1.3 billion. We are comfortable with our overall debt metrics, but we believe it is prudent in the current market to continue to actively mitigate against possible future market weakness. Our asset sales packages hit the market after the financial crisis set in but we did manage to raise approximately $190 million at reasonable values for additional bank debt retirement. In February of 2009, we raised $250 million
($238 million net) in a bought-deal equity offering and applied the proceeds to debt. We have adjusted our capital and distribution programs to ensure we remain in a strong position to capitalize on opportunities we believe these market events will present us.
     We ended 2008 and began 2009 with economies around the world struggling.
Through all of this, Penn West will continue to maintain a conservative strategy of financial prudence and proactive measures intended to ensure we emerge from this period of financial uncertainty well positioned to capitalize on opportunities and to continue the advancement of our many exciting prospects.
     The management team of Penn West would like to thank our Board of
Directors and staff for their counsel and efforts throughout 2008. Your contributions were significant in transforming Penn West into one of Canada's largest energy producers.

     <<
     On behalf of the Board of Directors,

     (signed) "William E. Andrew"       (signed) "Murray R. Nunns"

     William E. Andrew                  Murray R. Nunns
     Chief Executive Officer and        President and Chief Operating Officer
     Director

     Calgary, Alberta
     February 18, 2009
     >>

     Non-GAAP Measures Advisory

     The above information includes non-GAAP measures not defined under generally accepted accounting principles ("GAAP"), including funds flow, netback, payout ratio and recycle ratio. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and asset retirement expenditures. Funds flow is used to assess our ability to fund distributions and planned capital programs. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions. Operating margin is calculated as revenue less royalties, operating costs and transportation. Payout ratio is distributions paid divided by funds flow and we use it to assess the adequacy of funds flow to fund capital programs. Recycle ratio is calculated as the overall netback per boe for the period divided by finding and development costs per boe. We use recycle ratio to ensure our capital programs are adding reserves at an economic cost.

     Oil and Gas Information Advisory

     Barrels of oil equivalent (boe) are based on six mcf of natural gas equalling one barrel of oil (6:1). This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applied at the burner tip and does not represent a value equivalency at the wellhead.

     <<
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
             For the three months and year ended December 31, 2008
     -------------------------------------------------------------------------
     >>

     This management's discussion and analysis ("MD&A") of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust
("Penn West", "the Trust", "We" or "Our") for the three months and year ended
December 31, 2008 and the audited consolidated financial statements and MD&A for the year ended December 31, 2007. The date of this MD&A is February 18,
2009.
     All dollar amounts contained in this MD&A are expressed in millions of
Canadian dollars unless noted otherwise.
     Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent ("boe") are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.
     Measures including funds flow, funds flow per unit-basic, funds flow per unit-diluted, netback, recycle ratio and trailing funds flow included in this
MD&A are not defined in generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Management utilizes funds flow and netbacks to assess financial performance, to allocate its capital among alternative projects and to assess its capacity to fund distributions and future capital programs. We use recycle ratio to ensure our capital programs are adding reserves at an economic cost.
     Reported results of operations, funds flow and net income include the acquisitions of Canetic Resources Trust ("Canetic") from the closing date of
January 11, 2008, Vault Energy Trust ("Vault") from the closing date of
January 10, 2008 and Endev Energy Inc. ("Endev") from the closing date of July
22, 2008.
     Reconciliations of non-GAAP measures to their nearest measure prescribed by GAAP are provided below.

     <<
     Calculation of Funds Flow

                                   Three months ended              Year ended
                                          December 31             December 31
                                ----------------------------------------------
     (millions, except
      per unit amounts)              2008        2007        2008        2007
     -------------------------------------------------------------------------
     Cash flow from operating
      activities                 $    602    $    312    $  2,256    $  1,242
     Increase (decrease) in
      non-cash working capital       (144)         21         196          38
     Asset retirement
      expenditures                     32          16          85          52
     -------------------------------------------------------------------------
     Funds flow                  $    490    $    349    $  2,537    $  1,332
     -------------------------------------------------------------------------
     Basic per unit              $   1.27    $   1.44    $   6.75    $   5.56
     Diluted per unit            $   1.26    $   1.43    $   6.66    $   5.51
     -------------------------------------------------------------------------

     Annual Financial Summary

                                                       Year ended December 31
                                            ----------------------------------
     (millions, except per unit amounts)         2008        2007        2006
     -------------------------------------------------------------------------
     Gross revenues(1)                       $  4,651    $  2,462    $  2,101
     Funds flow                                 2,537       1,332       1,177
       Basic per unit                            6.75        5.56        5.86
       Diluted per unit                          6.66        5.51        5.78
     Net income                                 1,221         175         666
       Basic per unit                            3.25        0.73        3.32
       Diluted per unit                          3.22        0.73        3.27
     Total expenditures, net(2)                 1,045       1,140         578
     Long-term debt at year-end                 3,854       1,943       1,285
     Convertible debentures                       296           -           -
     Distributions paid(3)                      1,500         976         782
     Total assets                            $ 15,412    $  8,433    $  8,070
     -------------------------------------------------------------------------
     (1) Gross revenues include realized gains and losses on commodity contracts.
     (2) Excludes business combinations and includes net proceeds on property acquisitions/ dispositions.
     (3) Includes distributions paid and reinvested in trust units under the distribution reinvestment plan.

     Quarterly Financial Summary
     (millions, except per unit and
      production amounts) (unaudited)

                                         Dec 31    Sep 30   June 30    Mar 31
     Three months ended                    2008      2008      2008      2008
     -------------------------------------------------------------------------
     Gross revenues(1)                 $    968  $  1,235  $  1,312  $  1,136
     Funds flow                             490       662       753       632
       Basic per unit                      1.27      1.73      2.00      1.76
       Diluted per unit                    1.26      1.71      1.98      1.75
     Net income (loss)                      404     1,062      (323)       78
       Basic per unit                      1.05      2.78     (0.86)     0.22
       Diluted per unit                    1.04      2.73     (0.86)     0.22
     Distributions declared                 393       391       384       382
       Per unit                        $   1.02  $   1.02  $   1.02  $   1.02
     Production
     Liquids (bbls/d)(2)                105,644   106,898   109,417   109,016
     Natural gas (mmcf/d)                   476       500       487       500
     -------------------------------------------------------------------------
     Total (boe/d)                      184,908   190,177   190,515   192,291
     -------------------------------------------------------------------------

                                         Dec 31    Sep 30   June 30    Mar 31
     Three months ended                    2007      2007      2007      2007
     -------------------------------------------------------------------------
     Gross revenues(1)                 $    644  $    628  $    608  $    582
     Funds flow                             349       346       326       311
       Basic per unit                      1.44      1.44      1.37      1.31
       Diluted per unit                    1.43      1.43      1.35      1.30
     Net income (loss)                      127       138      (186)       96
       Basic per unit                      0.53      0.57     (0.77)     0.41
       Diluted per unit                    0.52      0.57     (0.77)     0.40
     Distributions declared                 246       245       243       242
       Per unit                        $   1.02  $   1.02  $   1.02  $   1.02
     Production
     Liquids (bbls/d)(2)                 73,332    72,783    70,923    71,716
     Natural gas (mmcf/d)                   328       315       334       340
     -------------------------------------------------------------------------
     Total (boe/d)                      128,024   125,345   126,599   128,447
     -------------------------------------------------------------------------
     (1) Gross revenues include realized gains and losses on commodity contracts.
     (2) Includes crude oil and natural gas liquids.
     >>

     Financial Markets

     Financial market volatility and credit market uncertainty began in the fall of 2007 and continues into 2009. Initially, the issues in the financial markets had little impact on Penn West as commodity prices continued to rise through the second quarter of 2008. Eventually, the combination of widespread deleveraging and high prices for all commodities led to a significant slowdown in essentially all of the world's economies. In July 2008, energy prices reached their highs and began to fall sharply; however the fall was partially offset by a decline in the Canadian dollar relative to the U.S. dollar. This market turmoil led to a loss of confidence, unprecedented response from governments to bolster the financial system, and significant price declines in many of the world's equity markets.

     <<
     During 2008, Penn West took several steps to strengthen its debt capital structure through the following transactions:

     -   The placement of 3-year, $4.0 billion credit facilities maturing in
         2011. At December 31, 2008 we had approximately $1.4 billion of unutilized capacity under these facilities. We subsequently applied the proceeds of our equity issue and asset dispositions to further increase our credit capacity.
     -   The diversification of our debt portfolio through the further addition of senior, unsecured long-term private notes which now total
         $1.3 billion.
     -   The implementation of facilities with the TSX and NYSE to quickly raise capital as required or desired by way of "at-the-market"
         distributions of units.

     Penn West continued its risk management program throughout 2008 and into
2009 which aims to mitigate commodity price volatility and minimize credit and foreign exchange exposure. Risk management activities included:

     -   Hedged approximately 31 percent of our 2009 crude oil production between WTI prices of US$80.00 per barrel and US$110.21 per barrel and approximately 20 percent of our 2009 natural gas production between AECO weighted average prices of $7.88 per GJ and $11.27 per
         GJ.
     -   Entered into foreign exchange contracts to swap US$720 million of
         U.S. dollar revenue for 2009 to Canadian dollars at an average rate of one U.S. dollar equals 1.25 Canadian dollars to fix the approximate floor value of our U.S. dollar denominated WTI collars in
         Canadian dollars. Subsequent to year-end, entered into an additional
         US$143 million of foreign exchange contracts to fix the remainder of the 2009 floor proceeds at an average rate of one U.S. dollar equals
         1.22 Canadian dollars.
     -   Entered into several additional interest rate swaps to fix the interest rate on floating rate debt at 2.80 percent on $500 million for two years and 2.31 percent on $800 million for three years to offset anticipated future increases in bank borrowing costs.
     -   Re-priced and extended the term of $650 million of existing interest rate swaps at a new average rate of 2.65 percent until January 2014.
     -   Monetized a portion of our crude oil financial contracts resulting in cash proceeds of approximately $123 million which were used to repay a portion of our credit facility.
     -   Closely monitored the risk of counterparty defaults.
     >>

     In 2009, Penn West has taken additional actions in response to market conditions. We reduced our 2009 capital program and distribution level as a result of the current outlook for oil and natural gas prices, economic growth expectations and the state of the financial markets. Compared to 2008, our
2009 capital program was reduced significantly to between $600 million and
$825 million. Spending in the first six months of 2009 is expected to be less than half of the annual planned range as we anticipate a reduction in service costs throughout the year creating a more favourable drilling environment in the latter part of 2009. The distribution level was reduced to $0.23 per unit effective with the January 2009 distribution paid in February 2009. Assuming
2009 average prices of WTI NYMEX ("WTI") US$45.00 per barrel, $5.50 per GJ natural gas at AECO and a Canadian to U.S. exchange rate of 1.25, we believe that we can fund our capital program and distributions with internally generated funds flow and the forecast proceeds of our distribution reinvestment program. We believe these actions are prudent in the current environment as the future condition of the credit and commodity markets can not be predicted with certainty at this time.
     In February 2009, Penn West completed a bought-deal financing arrangement and issued 17,731,000 trust units for total proceeds of approximately $250 million ($238 million net). Penn West expects to complete the sale of the previously announced group of properties producing approximately 3,600 boe per day for total proceeds of approximately $150 million prior to the end of
February 2009. Additionally, in February 2009, Penn West entered into an agreement for the sale of gross overriding royalties for total proceeds of approximately $40 million and total production of approximately 700 boe per day. This transaction is expected to close in March 2009. Proceeds from these transactions will be used to reduce bank debt.
     Penn West is committed to modifying our business strategies as required to ensure our financial position remains strong. Increasing financial flexibility will increase our ability to act on future strategic opportunities which we believe will be available to us in 2009 and beyond.

     Commodity Markets

     Business Environment

     The generally healthy global economic environment until the third quarter of 2008 resulted in increased demand for energy which outpaced the growth in supply. This was most evident in developing economies such as Asia and the
Middle East. This strong demand resulted in steady upward pressure on commodity prices with oil peaking this past July at a historical high of over
US$145.00 per barrel for the prompt month NYMEX WTI contract. These record commodity prices contributed in part to the economic slowdown which followed and caused most analysts to subsequently reduce their demand growth forecasts for energy products. North American demand for crude oil and refined products is believed to be in excess of 1.0 mmbbls per day lower than last year and some forecasters are expecting global oil demand to contract by another 1.0 mmbbls per day during 2009. In response to the resultant decline in energy prices, capital spending plans were significantly reduced by the oil industry, particularly plans related to mineable oil sands and upgrading projects. We believe this prompt response by industry will potentially bring oil supply and demand back into balance, and perhaps sooner than generally expected.

     Crude Oil

     WTI averaged US$99.66 per barrel in 2008 compared to US$72.34 per barrel in 2007. Crude prices started 2008 just below US$100.00 per barrel and then increased dramatically over the first six months. The credit crisis was not yet believed to affect the broader economy and the market was concerned that supply might not meet expected demand growth. After prices peaked in July, concerns regarding demand growth emerged along with the financial crisis causing prices to decline quickly, to below US$35.00 per barrel momentarily in
December and subsequent to year-end. OPEC pledged two production cuts in the fourth quarter of 2008 in an effort to offset the decline in demand for oil.
It is currently unknown whether OPEC's pledged production cuts will be sufficient to balance supply and demand, however, further OPEC cuts are promised by certain members of the cartel if supply and demand imbalances continue. Penn West believes that when economic conditions improve, the supply and demand for oil will re-balance in the mid-term due in part to re-emerging demand and secondly due to the supply issues. We believe that incremental future supply will be limited due to continuing depletion of existing fields and the cancellation or deferral of many large oil projects in response to current energy prices.
     WTI crude oil prices averaged US$58.76 per barrel in the fourth quarter of 2008, down from US$118.13 per barrel in the third quarter of 2008 and
US$90.63 per barrel for the fourth quarter of 2007. Penn West's fourth quarter
2008 crude oil price was also impacted by the high volatility in the Canadian to U.S. dollar exchange rate and the widening of differentials to reflect the oil quality and transportation costs associated with certain Canadian crude oils. Due to large inventories of gasoline in the U.S., Penn West's fourth quarter oil price was also impacted by abnormally high discounts on light sweet crude oil (compared to WTI), which makes up the largest portion of our crude oil production portfolio. Penn West's average crude oil and liquids price for the fourth quarter, before the impact of risk management, was $49.94 per barrel.

     Natural Gas

     Natural gas prices strengthened moderately in 2008 with the AECO Monthly
Index averaging $7.71 per GJ versus $6.26 per GJ in 2007. In the first six months of 2008, the trend of natural gas prices was similar to crude oil prices primarily due to reduced imports of liquefied natural gas ("LNG") into the U.S., increased demand for natural gas in power generation and cold winter weather at the beginning of 2008. Due to the economic slowdown, the demand for natural gas has softened similar to oil with price declines since July. The industry responded to the downturn in natural gas prices by reducing natural gas drilling activity in North America, which, coupled with high initial decline rates for natural gas (particularly unconventional natural gas), is expected to reduce future supply.
     Extremely high levels of drilling for unconventional gas over the past several years have resulted in high inventory levels across North America at a time when the demand for natural gas is expected to decline. This combination of events resulted in downward pressure on natural gas prices. The AECO
Monthly Index in the fourth quarter of 2008 averaged $6.43 per GJ down from
$8.78 per GJ in the third quarter, but higher than the fourth quarter of 2007 which averaged $5.69 per GJ. Penn West's corporate average gas price for the fourth quarter before the impact of risk management was $7.03 per mcf.

     The New Alberta Royalty Framework

     On October 25, 2007, the Government of Alberta (the "Government")
released its new royalty framework (the "NRF") which became effective on
January 1, 2009. The NRF maintains or continues certain programs that are important to Penn West, including the oil sands administrative status of the lands related to our Peace River Heavy Oil project, Enhanced Oil Recovery
("EOR") and Innovative Technology incentive programs important to the economics of our CO(2) and other EOR projects and the continuance of the
Otherwise Flared Solution Gas Waiver Program supporting our environmental and asset optimization objectives.
     Penn West, as the largest energy trust in North America by production, has a diversity of play types principally across the Western Canada
Sedimentary Basin. Approximately 55 percent of our production is from Alberta
Crown leases and our historical asset strategies have favoured mature light oil assets which generally remain economic under the NRF. In November 2008, the Government announced further royalty program changes. From November 19,
2008 until the end of 2013, the Government provided transitional royalty rates on natural gas or conventional oil wells drilled at depths between 1,000 and
3,500 metres. Producers have the one-time option of selecting the transitional royalty rates or the rates under the NRF and wells that adopt the transitional royalty rates are required to move to the NRF beginning on January 1, 2014. In the current commodity price environment, Penn West currently expects a 0.5 percent to 1.0 percent reduction to its corporate average royalty rate in 2009 as a result of these programs.

     Enactment of the Tax on Income Trusts

     On June 22, 2007, federal legislation was enacted implementing a new tax
(the "SIFT Tax") on certain publicly traded income trusts and limited partnerships, referred to as "Specified Investment Flow-Through" ("SIFT")
entities.
     For SIFTs in existence on October 31, 2006 (including Penn West), the
SIFT Tax will become effective in 2011. If certain rules related to "undue expansion" are not adhered to ("the normal growth guidelines"), the SIFT Tax will apply prior to 2011. Under the guidance provided by the Department of
Finance, with the close of Vault and Canetic, we estimate that we can increase our equity by approximately $14 billion anytime between now and 2011 without prematurely triggering the SIFT Tax.
     Under the SIFT Tax, distributions of certain types of income will not be deductible for income tax purposes by SIFTs in 2011 and thereafter and any resultant trust level taxable income will be taxed at a rate that will be approximately equal to corporate income tax rates. The SIFT Tax rate is currently 29.5 percent in 2011 and 28.0 percent thereafter.
     On June 9, 2008, further changes to the SIFT Tax rules (the "Provincial
SIFT Tax") were announced. These changes provide that the provincial component of the SIFT Tax is to be based on provincial corporate tax rates in provinces where the SIFT has a permanent establishment rather than using a 13 percent flat rate as originally legislated. On July 14, 2008 the Department of Finance released draft regulations which prescribe the detailed provincial allocation formula to be applied in respect of the Provincial SIFT Tax. As these regulations were not yet considered to be substantively enacted for accounting purposes at December 31, 2008, the 13 percent flat rate remains applicable for financial statement purposes. Under the proposed rules, Penn West currently has its only permanent establishment in the Province of Alberta. Accordingly, we expect that when these rules are enacted, the Provincial SIFT Tax applicable to Penn West will be reduced from 13 percent to 10 percent resulting in a combined SIFT Tax rate in 2011 of 26.5 percent and in 2012 of
25.0 percent.
     The Legislative Proposals released by the Department of Finance on July
14, 2008 (the "Tax Proposals") also included draft legislation relating to the conversion of SIFT entities into corporations (the "SIFT Conversion Rules").
On November 28, 2008, the Minister of Finance introduced legislation into the
House of Commons which included the SIFT Conversion Rules and on December 4,
2008 released Explanatory notes to accompany these changes. The effect of the
SIFT Conversion Rules is to enable a conversion of a SIFT entity into a corporation without undue tax consequences for the SIFT entity or its investors and to facilitate such conversion with minimal filing requirements.
The opportunity for a SIFT entity to apply these relieving provisions will only be available until the end of 2012. As of December 31, 2008, this legislation had not been enacted. The Explanatory notes also contained provisions to modify the Department of Finance's previously announced normal growth guidelines to eliminate the staging of the safe harbour limits for each of 2009 and 2010. This means the cumulative unused safe harbour limit, based on market capitalization on October 31, 2006, is available to be used in a single year anytime from December 4, 2008 to the end of 2010.
     Penn West currently has a significant tax pool base, estimated at $6.0 billion on December 31, 2008. Based on current commodity prices, Penn West forecasts it could use these pools to shelter its taxable income for a period after the effective date of the SIFT Tax. Distributions sheltered by tax pools are not immediately taxable to the Trust or to unitholders. These distributions represent a return of capital which results in an adjustment to a unitholder's adjusted cost base of trust units. To the extent tax pools are insufficient to shelter distributions after 2010, the SIFT Tax would be payable and those distributions would be considered taxable dividends to unitholders taxed at a lower rate than current distributions of income as these distributions will generally be eligible for the dividend tax credit. As a result, the SIFT Tax should not adversely affect Canadian investors who hold
Penn West units in a taxable account.
     Our Board of Directors and management are continuously monitoring the impact of taxes on our business strategies. Penn West has a series of prospects which could be developed in the future in various stages. These opportunities include light oil, heavy oil, oil sands and natural gas conventional, enhanced recovery and resource plays. Current business plans are to evaluate the production, reserves potential and economics of developing this suite of prospects over the next two to four years under various price scenarios. The outcome of these evaluations will determine Penn West's most appropriate future business model however there are no current plans to convert out of the trust model until at least 2011.

     <<
     The SIFT Tax and the future business model determined to be appropriate for Penn West will affect the tax position of both Penn West and its unitholders including:

     -   If Penn West remains in the trust model after 2011, the distribution yield net of taxes to taxable Canadian investors will remain approximately the same; however, the after-tax distribution yield to tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.)
         and to foreign investors will be reduced;
     -   A portion of Penn West's funds flow after 2011 could be required for the payment of the SIFT Tax or corporate income tax (after its tax pools are consumed) as applicable, and would not be generally available for distribution or reinvestment;
     -   Penn West could convert to a corporate structure to facilitate investing a higher proportion of its funds flow in exploration and development projects and to capture the tax-free provisions available to convert out of the trust structure. Under the SIFT Conversion
         Rules there will be no adverse tax consequences due to a conversion to a corporation provided the conversion is completed prior to 2013.
         Such a conversion is dependent on the extent of Penn West's success in developing various plays over the next two to four years. The business model in this case would be a hybrid model where moderate growth is targeted along with providing investors an income stream in the form of dividends. While such a dividend stream would be at a lower payout ratio than the current trust distributions, the tax paid on the dividends would be lower for certain investors;
     -   Penn West may determine that it is more economic to remain in the trust structure for a period of time after 2010, strive to shelter its taxable income using tax pools and pay all or a portion of its distributions on a return of capital basis which attracts no current tax. Such distributions would likely be at a lower payout ratio than prior to the SIFT Tax. Distributions subject to the SIFT tax would be taxed as dividends and would be subject to a lower tax rate to certain investors than current distributions.
     >>

     The Trust continues to review organizational structures and alternatives which might serve to reduce the impact of the SIFT Tax on Penn West and its unitholders. The release of the November 28, 2008 rules on SIFT conversions to corporations clarifies certain taxation aspects of this analysis. While there can be no assurance that the negative effect of the SIFT Tax can be minimized or eliminated, Penn West and its tax advisors continue to work diligently on these issues.

     Canetic Acquisition

     On January 11, 2008, the Trust closed the acquisition of Canetic. Under the Plan of Arrangement, Canetic unitholders received 0.515 of a Penn West trust unit for each Canetic unit on a tax-deferred basis for Canadian and U.S.
tax purposes plus a one-time special distribution of $0.09 per unit under the terms of the Arrangement Agreement. The final allocation of the consideration paid to the fair value of the identifiable assets and liabilities was as follows:

     <<
     Purchase price                                                 (millions)
     -------------------------------------------------------------------------
     124.3 million Penn West trust units issued                      $  3,573
     Transaction costs                                                     22
     -------------------------------------------------------------------------
                                                                     $  3,595
     -------------------------------------------------------------------------

     Allocation of purchase price
     -------------------------------------------------------------------------
     Property, plant and equipment                                   $  4,979
     Goodwill                                                           1,348
     Working capital deficiency                                          (274)
     Bank debt                                                         (1,443)
     Convertible debentures                                              (261)
     Risk management liability                                            (65)
     Future income taxes                                                 (511)
     Asset retirement obligations                                        (178)
     -------------------------------------------------------------------------
                                                                     $  3,595
     -------------------------------------------------------------------------
     >>

     Vault Acquisition

     On January 10, 2008, the Trust closed the acquisition of Vault. The acquisition was accomplished through a Plan of Arrangement wherein Vault unitholders received 0.14 of a Penn West trust unit for each Vault unit and all Vault exchangeable shares were exchanged for Penn West trust units based on the exchange ratio for Vault units at the effective date of the Plan of
Arrangement. The final allocation of the consideration paid to the fair value of the identifiable assets and liabilities was as follows:

     <<
     Purchase price                                                 (millions)
     -------------------------------------------------------------------------
     5.6 million Penn West trust units issued                        $    158
     Transaction costs                                                      6
     -------------------------------------------------------------------------
                                                                     $    164
     -------------------------------------------------------------------------

     Allocation of purchase price
     -------------------------------------------------------------------------
     Property, plant and equipment                                   $    346
     Goodwill                                                              20
     Working capital                                                        2
     Future income taxes                                                   47
     Bank debt                                                           (114)
     Convertible debentures                                               (99)
     Risk management liability                                             (2)
     Asset retirement obligations                                         (36)
     -------------------------------------------------------------------------
                                                                     $    164
     -------------------------------------------------------------------------

     Endev Acquisition

     On July 22, 2008, the acquisition of Endev Energy Inc. ("Endev") was successfully completed. Penn West issued approximately 3.6 million trust units for total consideration of $115 million and assumed approximately $45 million of debt and working capital. The acquisition was accomplished through a Plan of Arrangement wherein Endev shareholders received 0.041 of a Penn West trust unit for each Endev share.

     Unitholder Value Measures
                                                       Year ended December 31
                                            ----------------------------------
                                                 2008        2007        2006
     -------------------------------------------------------------------------
     Funds flow per unit                     $   6.75    $   5.56    $   5.86
     Distributions per unit                  $   4.08    $   4.08    $   4.05
     Ratio of year-end total long-term
      debt to annual funds flow                   1.5         1.5         1.1
     -------------------------------------------------------------------------

     Penn West maintained a distribution of $0.34 per unit per month throughout
2008 and had continued that level since the rate was increased in February
2006. In 2009, the distribution level was decreased to $0.23 per unit per month effective with the January 2009 distribution paid in February, as a result of 2009 planned capital expenditures and 2009 forecasted commodity prices.
     The total debt to trailing funds flow ratio remained at 1.5 in 2008 as a result of strong funds flow due to high commodity prices for the first nine months of the year.

     Performance Indicators
                                                       Year ended December 31
                                            ----------------------------------
                                                 2008        2007        2006
     -------------------------------------------------------------------------
     Recycle ratio(1)                             1.9         1.1         0.7
     Finding and development costs per
      boe(2)                                 $  24.57    $  28.81    $  61.22
     Return on capital(3)                         15%          4%         16%
     Return on equity(4)                          19%          4%         18%
     Total assets (millions)                 $ 15,412    $  8,433    $  8,070
     -------------------------------------------------------------------------
     (1) Recycle ratio is calculated as the overall netback (excluding risk management impacts) per boe for the period divided by finding and development costs per boe.
     (2) Finding and development costs are calculated on a proved plus probable basis and include the change in future development capital.
         The average finding and development costs for the last three years were $30.15 per boe.
     (3) Net income before financing charges divided by average unitholders equity and average total debt.
     (4) Net income divided by average unitholders' equity.
     >>

     The management and Board of Penn West evaluate the performance of the
Trust based on three main categories; base operations, recycle ratio (netback divided by finding and development costs) and financial, business and strategic considerations.
     Base operations includes our overall execution including production and operations, health and safety and environmental. Financial and business strategy includes the execution and quality of our asset and corporate acquisitions, portfolio management of our asset base, the quality of initiating and executing financial transactions, balance sheet stewardship, and that our strategic decisions and direction are accretive to our overall goal of creating unitholder value. We define unitholder value as the relative return on investment to our unitholders.
     In 2008, Penn West's capital program, excluding corporate acquisitions, added a total of 58 million boe of proved plus probable reserves. Including all capital expenditures (except corporate acquisitions), our proved plus probable finding and development cost was $18.94 per boe before the change in future development costs ("FDC") and $24.57 per boe after the change in FDC.
Excluding risk management impacts, Penn West's recycle ratio was 2.4 times before the change in FDC and 1.9 times after the change in FDC, which meets our targets. Various initiatives are under way to further improve our finding and development cost performance.
     Penn West's annual production levels were generally in line with guidance provided in our third quarter 2008 MD&A, however, we were disappointed with our production performance compared to earlier guidance. As a result, the
Trust recently re-organized certain parts of its business, including the executive level, and certain business processes have been modified to address these issues.
     Subsequent to the integrations of the Canetic, Vault and Endev acquisitions in 2008, Penn West initiated a portfolio approach to analyzing its asset base which currently includes most play types and active areas of the Western Canada Sedimentary Basin as well as a multi-million-acre land base. Areas of future focus under various commodity price and industry service cost scenarios have been developed. At the same time, areas for divestiture were also identified to free up capital for the focus areas. We actively marketed assets for sale through the fall of 2008 and will realize proceeds from the sale of a portion of these assets of approximately $150 million.
Additionally, in February 2009, Penn West entered into an agreement for the sale of gross overriding royalties for total proceeds of approximately $40 million which is expected to close in March 2009.
     During 2008, various initiatives were successfully executed to protect
Penn West from the credit crisis and to further diversify its debt capital structure as discussed earlier in this MD&A.
     In 2008, we continued our strong focus on Health and Safety demonstrated through our injury rate decline for employees and contractors of 15 percent and eight percent, respectively, compared to 2007. In addition, we maintained a regulatory compliance record of 83 percent in Alberta which was eight percent higher than the industry average, we maintained our Certificate of
Recognition based on our external health and safety management system audit and continued our Platinum level of Performance in the CAPP Stewardship program. In the year, we were recognized for our leadership in environmental performance and named as one of fifteen companies to the TSX Carbon Disclosure
Leadership Index. Penn West continues to be in the forefront of Carbon Capture and Storage and currently has three commercial and two pilot CO(2)-EOR projects.

     <<
     RESULTS OF OPERATIONS

     Production
                                Three months ended                 Year ended
                                       December 31                December 31
                        ------------------------------------------------------
                                                %                          %
     Daily production        2008      2007  change     2008      2007  change
     -------------------------------------------------------------------------
     Light oil and NGL
      (bbls/d)             79,115    51,070     55    80,370    50,175     60
     Heavy oil (bbls/d)    26,529    22,262     19    27,366    22,019     24
     Natural gas
      (mmcf/d)                476       328     45       490       329     49
     -------------------------------------------------------------------------
     Total production
      (boe/d)             184,908   128,024     44   189,462   127,098     49
     -------------------------------------------------------------------------

     Production in the fourth quarter of 2008 declined from the 190,177 boe per day produced in the third quarter of 2008 primarily due to cold weather that occurred late in the year.
     We strive to maintain an approximately balanced portfolio of liquids and natural gas production provided it is economic to do so. We believe an approximate balance helps to reduce exposure to price volatility that can affect a single commodity. In the fourth quarter of 2008, crude oil and NGL production averaged 105,644 barrels per day (57 percent of production) and natural gas production averaged 476 mmcf per day (43 percent of production).
     We drilled 52 net wells with a success rate of 94 percent in the fourth quarter of 2008 compared to 43 net wells at a success rate of 99 percent in the same period of 2007.

     Average Sales Prices
                                Three months ended                 Year ended
                                       December 31                December 31
                        ------------------------------------------------------
                                                %                          %
                             2008      2007  change     2008      2007  change
     -------------------------------------------------------------------------
     Light oil and
      liquids (per bbl)  $  53.72  $  76.99    (30) $  91.30  $  68.75     33
     Risk management
      gain (loss)
      (per bbl)(1)           5.09     (3.87)   100    (11.89)    (0.97)  (100)
     -------------------------------------------------------------------------
     Light oil and
      liquids net
      (per bbl)             58.81     73.12    (20)    79.41     67.78     17
     -------------------------------------------------------------------------

     Heavy oil (per bbl)    38.67     48.69    (21)    74.55     45.26     65
     -------------------------------------------------------------------------

     Natural gas
      (per mcf)              7.03      6.34     11      8.43      6.85     23
     Risk management
      gain (loss)
      (per mcf)(1)           0.37      0.20     85     (0.39)     0.17   (100)
     -------------------------------------------------------------------------
     Natural gas net
      (per mcf)              7.40      6.54     13      8.04      7.02     15
     -------------------------------------------------------------------------

     Weighted average
      (per boe)             46.79     55.44    (16)    71.65     52.73     36
     Risk management gain
      (loss) (per boe)(1)    3.12     (1.02)   100     (6.05)     0.06   (100)
     -------------------------------------------------------------------------
     Weighted average net
      (per boe)          $  49.91  $  54.42     (8) $  65.60  $  52.79     24
     -------------------------------------------------------------------------
     (1) Realized component of risk management activities related to oil and natural gas prices, excluding the monetization of crude oil contracts completed in October 2008.

     Netbacks

                                 Three months ended                Year ended
                                        December 31               December 31
                         -----------------------------------------------------
                                                %                          %
                             2008      2007  change     2008      2007  change
     -------------------------------------------------------------------------
     Light oil and NGL(1)
     Production
      (bbls/day)           79,115    51,070     55    80,370    50,175     60
       Operating netback
        ($/bbl):
         Sales price     $  53.72  $  76.99    (30) $  91.30  $  68.75     33
         Risk management
          (loss) gain(2)     5.09     (3.87)   100    (11.89)    (0.97)  (100)
         Royalties          (9.24)   (13.24)   (30)   (15.46)   (11.94)    29
         Operating costs   (18.16)   (15.55)    17    (16.94)   (15.29)    11
     -------------------------------------------------------------------------
         Netback         $  31.41  $  44.33    (29) $  47.01  $  40.55     16
     -------------------------------------------------------------------------
     Heavy oil
     Production
      (bbls/day)           26,529    22,262     19    27,366    22,019     24
       Operating netback
        ($/bbl):
         Sales price     $  38.67  $  48.69    (21) $  74.55  $  45.26     65
         Royalties          (5.80)    (7.18)   (19)   (11.09)    (6.79)    63
         Operating costs   (14.04)   (12.32)    14    (13.37)   (12.18)    10
         Transportation     (0.05)    (0.06)   (17)    (0.06)    (0.07)   (14)
     -------------------------------------------------------------------------
         Netback         $  18.78  $  29.13    (36) $  50.03  $  26.22     91
     -------------------------------------------------------------------------
     Total liquids
     Production
      (bbls/day)          105,644    73,332     44   107,736    72,194     49
       Operating netback
        ($/bbl):
         Sales price     $  49.94  $  68.40    (27) $  87.04  $  61.59     41
         Risk management
          (loss) gain(2)     3.81     (2.69)   100     (8.87)    (0.67)   100
         Royalties          (8.37)   (11.40)   (27)   (14.35)   (10.37)    38
         Operating costs   (17.12)   (14.57)    18    (16.03)   (14.34)    12
         Transportation     (0.01)    (0.02)   (50)    (0.01)    (0.02)   (50)
     -------------------------------------------------------------------------
         Netback         $  28.25  $  39.72    (29) $  47.78  $  36.19     32
     -------------------------------------------------------------------------
     Natural gas(3)
     Production
      (mmcf/day)              476       328     45       490       329     49
       Operating netback
        ($/mcf):
         Sales price     $   7.03  $   6.34     11  $   8.43  $   6.85     23
         Risk management
          (loss) gain(2)     0.37      0.20     85     (0.39)     0.17   (100)
         Royalties          (1.60)    (1.34)    19     (1.84)    (1.48)    24
         Operating costs    (1.34)    (1.17)    15     (1.23)    (1.12)    10
         Transportation     (0.19)    (0.21)   (10)    (0.19)    (0.20)    (5)
     -------------------------------------------------------------------------
         Netback         $   4.27  $   3.82     12  $   4.78  $   4.22     13
     -------------------------------------------------------------------------
     Combined totals
     Production
      (boe/day)           184,908   128,024     44   189,462   127,098     49
       Operating netback
        ($/boe):
         Sales price     $  46.79  $  55.44    (16) $  71.65  $  52.73     36
         Risk management
          (loss) gain(2)     3.12     (1.02)   100     (6.05)     0.06   (100)
         Royalties          (8.89)    (9.97)   (11)   (12.95)    (9.72)    33
         Operating costs   (13.22)   (11.35)    16    (12.31)   (11.04)    12
         Transportation     (0.49)    (0.56)   (13)    (0.49)    (0.52)    (6)
     -------------------------------------------------------------------------
         Netback         $  27.31  $  32.54    (16) $  39.85  $  31.51     26
     -------------------------------------------------------------------------
     (1)  Light oil and NGL revenues for the year ended December 31, 2008 includes $23 million in sulphur and other revenue and the $18 million provision against the SemGroup receivable is not included in the netback calculation. The $123 million received in October 2008 from the monetization of a portion of the crude oil collars is excluded from the netback calculations.
     (2)  Gross revenues include realized gains and losses on commodity contracts.
     (3)  Gas revenue includes a $5 million adjustment relating to the final business interruption insurance settlement in 2008 pertaining to the
          Wildboy fire.

     Production Revenues

     Revenues from the sale of oil, NGL and natural gas consisted of the following:

                                                       Year ended December 31
                                                  ----------------------------
     (millions)                                      2008      2007      2006
     -------------------------------------------------------------------------
     Light oil and NGL(1)                         $ 2,465   $ 1,241   $   923
     Heavy Oil                                        747       364       327
     Natural Gas(2)                                 1,439       857       851
     -------------------------------------------------------------------------
     Gross revenues(3)                            $ 4,651   $ 2,462   $ 2,101
     -------------------------------------------------------------------------
     (1)  Light oil and NGL revenues for the year ended December 31, 2008 includes $123 million relating to the monetization of a portion of the crude oil collars, $23 million in sulphur and other revenue and the $18 million provision against the SemGroup receivable is not included in the netback calculation.
     (2)  Gas revenue includes a $5 million adjustment relating to the final business interruption insurance settlement in 2008 pertaining to the
          Wildboy fire.
     (3)  Gross revenues include realized gains and losses on commodity contracts.
     >>

     The increase in revenue for 2008 over the comparative periods was the result of higher production volumes from the Canetic and Vault acquisitions and higher commodity prices compared to 2007. Light oil and liquid prices were
33 percent higher; natural gas prices were 23 percent higher and heavy oil prices were 65 percent higher than 2007.
     Fourth quarter revenues declined compared to prior quarters in 2008 as a result of the significant weakening of energy prices. The decline was partially offset by gains on our commodity contracts and a weakening of the
Canadian dollar relative to the U.S. dollar.

     <<
     Reconciliation of increases in Production Revenues

     (millions)
     -------------------------------------------------------------------------
     Gross revenues - January 1 - December 31, 2007                   $ 2,462
     Increase in light oil and NGL production                             752
     Increase in light oil and NGL prices (including realized
      risk management)                                                    471
     Increase in heavy oil production                                      90
     Increase in heavy oil prices                                         294
     Increase in natural gas production                                   416
     Increase in natural gas prices (including realized risk
      management)                                                         166
     -------------------------------------------------------------------------
     Gross revenues - January 1 - December 31, 2008                   $ 4,651
     -------------------------------------------------------------------------

     Royalties

                                                       Year ended December 31
                                                  ----------------------------
                                                     2008      2007      2006
     -------------------------------------------------------------------------
     Royalties (millions)                         $   898   $   451   $   388
     Average royalty rate(1)                          18%       18%       18%
     Per boe                                      $ 12.95   $  9.72   $  9.46
     -------------------------------------------------------------------------
     (1)  Excludes effects of risk management activities.
     >>

     Royalties have increased year over year as a result of higher revenues from increased commodity prices and increased production volumes.
     The average royalty rate in the fourth quarter of 2008 increased slightly in comparison to the fourth quarter of 2007 as a result of stable natural gas prices and significantly lower oil prices. Natural gas royalty rates are generally higher than oil, leading to a proportionately higher overall royalty rate.

     <<
     Expenses

                                                       Year ended December 31
                                                  ----------------------------
     (millions)                                      2008      2007      2006
     -------------------------------------------------------------------------
     Operating                                    $   854   $   512   $   426
     Transportation                                    34        24        24
     Financing                                        204        93        49
     Unit-based compensation                      $    45   $    21   $    11
     -------------------------------------------------------------------------

                                                       Year ended December 31
                                                  ----------------------------
     (per boe)                                       2008      2007      2006
     -------------------------------------------------------------------------
     Operating                                    $ 12.31   $ 11.04   $ 10.39
     Transportation                                  0.49      0.52      0.60
     Financing                                       2.94      2.00      1.20
     Unit-based compensation                      $  0.65   $  0.44   $  0.27
     -------------------------------------------------------------------------
     >>

     Operating

     Penn West continues to concentrate on optimization and cost reduction strategies. Throughout 2008, upward pressure was placed on operating costs as a result of the high industry activity levels driven by the high commodity price environment experienced during the first nine months of the year. We experienced higher trucking, electricity and industry service costs in 2008.
We expect operating costs to flatten in 2009 in response to both our initiatives and reduced industry activity resulting from lower energy prices.
     A realized gain of $6 million (2007 - $11 million) on electricity contracts has been included in operating costs.

     Financing

     Penn West Petroleum Ltd. ("the Company") has unsecured, revolving, three-year syndicated bank facilities with an aggregate borrowing limit of
$4.0 billion. The facilities consist of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains provisions for stamping fees on bankers' acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.
     On July 31, 2008, the Company issued (pnds stlg)57 million of senior unsecured notes (the "UK Notes") through a private placement in the United
Kingdom maturing in 2018 and bearing interest at 7.78 percent. In conjunction with the issue of these notes, the Company entered into contracts to fix the principal and interest payments at approximately $114 million bearing interest in Canadian dollars at 6.95 percent. The Company used the proceeds to repay advances on its syndicated bank facility.
     On May 29, 2008, the Company issued senior unsecured notes (the "2008
Notes") with an aggregate principal amount of US$480 million plus CAD$30 million through a private placement. The 2008 Notes have terms of eight to 12 years and bear interest at fixed rates between 6.12 percent and 6.40 percent with an average rate of approximately 6.25 percent. The Company used the proceeds of the issue to repay advances on its syndicated bank facility.
     On May 31, 2007, the Company issued US$475 million of senior private notes (the "2007 Notes"). The interest rates on the 2007 Notes are fixed at
5.68 percent to 6.05 percent for terms of eight years to 15 years with an average interest rate of 5.80 percent. During September 2007, the Company entered into foreign exchange contracts to fix the repayment (in Canadian dollars) on US$250 million at an exchange rate of approximately one Canadian dollar equals one U.S. dollar.
     In June 2008, the Company completed all requirements to enable the sale of trust units by way of "at-the-market distributions" on both the TSX and the
NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months. The trust units will be distributed at the current market price at the time of sale. The net proceeds from the sale of trust units under the facility, if any, will be used to repay debt or fund future growth opportunities. At December 31, 2008, no units had been issued under the facility.
     On February 5, 2009, Penn West closed the issuance of 17,731,000 trust units on a bought-deal basis with a syndicate of underwriters at $14.10 per trust unit. The total gross proceeds raised of approximately $250 million
($238 million net) were used to repay a portion of our bank facility.

     <<
     At December 31, 2008, the Company had the following interest rate swaps outstanding:

                        Termination              Nominal Amount    Fixed Rate
     Trade Date                Date        Term       (millions)     (percent)
     -------------------------------------------------------------------------
     November 2007    November 2010   3 - years            $100          4.26
     June 2008            June 2010   2 - years            $100          3.68
     June 2008            June 2011   3 - years            $100          3.82
     August 2008        August 2010   2 - years            $150          3.10
     August 2008        August 2011   3 - years            $200          3.30
     November 2008    November 2010   2 - years            $250          2.27
     December 2008    December 2011   3 - years            $500          1.61
     -------------------------------------------------------------------------
     >>

     The interest rates on the balance of the Company's bank debt are subject to fluctuations in the short-term money market rates as bank debt is generally held in short-term, floating interest rate debt instruments. As at December
31, 2008, 28 percent (2007 - 65 percent) of our long-term debt instruments were exposed to changes in short-term interest rates and 72 percent (2007 - 35 percent) of our long-term debt instruments contained fixed interest rates
(including the effects of interest rate swaps).
     In the fourth quarter of 2008, Penn West incurred $53 million of financing charges compared to $27 million in the same period of 2007 due to the increase in the average loan balance from the assumption of approximately
$1.6 billion of bank debt and $360 million of convertible debentures on the
Canetic and Vault acquisitions, and the higher interest rates on the 2008
Notes and the UK Notes. The senior notes contain higher fixed interest rates than the Company was subject to under its syndicated bank facilities using short-term money market instruments. Penn West believes the long-term nature and the fixed interest rates inherent in the senior notes are favorable for a portion of its debt capital structure.

     Unit-Based Compensation

     Unit-based compensation expense related to Penn West's Trust Unit Rights
Incentive Plan is based on the fair value of trust unit rights issued, determined using the Binomial Lattice option-pricing model. The fair value of rights issued is amortized over the remaining vesting periods on a straight-line basis. The unit-based compensation expense was $12 million for the three months ended December 31, 2008, of which $3 million was charged to operating expense and $9 million was charged to general and administrative expense (2007 - $6 million, $2 million and $4 million, respectively). The charge increased in the fourth quarter of 2008 compared to the fourth quarter of 2007 due to the trust unit rights granted to employees retained from the
Canetic and Vault acquisitions in January 2008.

     <<
     General and Administrative Expenses ("G&A")

                                                       Year ended December 31
                                                  ----------------------------
                                                     2008      2007      2006
     -------------------------------------------------------------------------
     Gross (millions)                             $   195   $    83   $    62
       Per boe                                       2.81      1.80      1.51
     Net (millions)                                   124        50        36
       Per boe                                    $  1.80   $  1.10   $  0.88
     -------------------------------------------------------------------------
     >>

     Increases in 2008 are primarily related to additional staffing levels and activities as a result of the Canetic and Vault acquisitions completed in
January. Historically, Canetic had a higher administrative cost per boe in comparison to Penn West, which has contributed to the increase in 2008.
     During the fourth quarter of 2008, to streamline administrative functions, Penn West implemented plans to restructure its internal operations.
As a result of this reorganization, a charge of $6 million was included in G&A for the fourth quarter of 2008 related to the severance of certain administrative and operating staff.

     <<
     Depletion, Depreciation and Accretion ("DD&A")

                                                       Year ended December 31
                                                  ----------------------------
     (millions, except per boe amounts)              2008      2007      2006
     -------------------------------------------------------------------------
     Depletion of oil and natural gas assets      $ 1,556     $ 868     $ 635
     Accretion of asset retirement obligation          38        29        20
     -------------------------------------------------------------------------
     Total DD&A                                   $ 1,594   $   897   $   655
     -------------------------------------------------------------------------
     DD&A expense per boe                         $ 22.98   $ 19.33   $ 15.96
     -------------------------------------------------------------------------

     Penn West accounts for its corporate acquisitions using the purchase method, where the purchase price is allocated to the fair value of net identifiable assets acquired. The Canetic and Vault (2006 - Petrofund)
purchase price allocations to oil and natural gas assets, at fair value, increased our consolidated depletion base per boe.

     Taxes

                                                       Year ended December 31
                                                  ----------------------------
     (millions)                                      2008      2007      2006
     -------------------------------------------------------------------------
     Future income tax expense (reduction)        $   135   $    75   $  (106)
     -------------------------------------------------------------------------
     >>

     The future income tax expense for the year ended December 31, 2008 includes a charge of approximately $198 million related to unrealized risk management gains. The future income tax expense for the year ended December
31, 2007 included a $326 million charge due to substantive enactment of the
SIFT tax legislation during that period.
     Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust to eliminate income subject to corporate income taxes in the operating entities.
The Trust in turn eliminates its taxable income by paying distributions to unitholders. Under the SIFT legislation, such amounts transferred to the Trust could be taxable to the Trust beginning in 2011 as distributions will no longer be deductible by the Trust for income tax purposes. At that time, Penn
West could claim its tax pools to reduce income at the Trust level and pay all or a portion of its distributions on a return of capital basis. Such distributions would not be immediately taxable to investors: they would generally reduce the adjusted cost base of units held by investors however such distributions would likely be at a lower payout ratio.
     The SIFT Tax legislation is not currently expected to directly affect our funds flow levels and distribution policies until 2011 at the earliest.
     The estimate of future income taxes is based on the current tax status of the Trust. Future events that could materially affect future income taxes, such as acquisitions and dispositions and modifications to the distribution policy, are not reflected under Canadian GAAP until the events occur and the related legal requirements have been fulfilled. As a result, future changes to the tax legislation could lead to a material change in the recorded amount of future income taxes.

     <<
     Tax Pools

                                                            As at December 31
                                                  ----------------------------
     (millions)                                      2008      2007      2006
     -------------------------------------------------------------------------
     Undepreciated capital cost (UCC)             $ 1,152   $   826   $   788
     Canadian oil and gas property expense
      (COGPE)                                       2,294     1,309     1,091
     Canadian development expense (CDE)             1,061       414       429
     Non-capital losses                             1,465       697       106
     -------------------------------------------------------------------------
     Total tax pools                              $ 5,972   $ 3,246   $ 2,414
     -------------------------------------------------------------------------
     >>

     The increase in the 2008 tax pools reflects current year corporate acquisitions in addition to drilling and development activities. The tax pool figures are net of income deferred in operating partnerships.

     Foreign Exchange

     In the fourth quarter of 2008, the Trust recorded an unrealized foreign exchange loss of $139 million (2007 - $1 million gain) to translate the U.S.
and UK notes to Canadian dollars at the exchange rates in effect on the balance sheet date. No realized gains or losses will be recorded on these contracts until settlement.

     <<
     Funds Flow and Net Income

                                Three months ended                 Year ended
                                       December 31                December 31
                         -----------------------------------------------------
                                                %                          %
                             2008      2007  change     2008      2007  change
     -------------------------------------------------------------------------
     Funds flow(1)
      (millions)         $    490  $    349     40  $  2,537  $  1,332     90
       Basic per unit        1.27      1.44    (12)     6.75      5.56     21
       Diluted per unit      1.26      1.43    (12)     6.66      5.51     21

     Net income
      (millions)              404       127    218     1,221       175    598
       Basic per unit        1.05      0.53     98      3.25      0.73    345
       Diluted per unit  $   1.04  $   0.52    100  $   3.22  $   0.73    341
     -------------------------------------------------------------------------
     (1)  Funds flow is a non-GAAP measure. See "Calculation of Funds Flow".
     >>

     Funds flow realized in 2008 increased to record levels due to increased product prices and higher production volumes partially offset by higher operating and financing costs.
     The significant increase in net income in 2008 compared to 2007 was due to stronger commodity prices and increased production, partially offset by higher depletion, operating and financing costs.
     Net income in the fourth quarter of 2008 increased from the comparative
2007 period primarily due to realized and unrealized risk management gains.

     <<
                                                       Year ended December 31
                         -----------------------------------------------------
                                     2008              2007              2006
                         -----------------------------------------------------
                          per boe       %   per boe       %   per boe       %
     -------------------------------------------------------------------------
     Oil and natural gas
      revenues(1)        $  67.06     100  $  53.08     100  $  51.22     100
     Net royalties         (12.95)    (19)    (9.72)    (18)    (9.46)    (19)
     Operating expenses(2) (12.31)    (18)   (11.04)    (21)   (10.39)    (20)
     Transportation         (0.49)     (1)    (0.52)     (1)    (0.60)     (1)
     -------------------------------------------------------------------------
     Net operating income   41.31      62     31.80      60     30.77      60
     General and
      administrative
      expenses              (1.80)     (3)    (1.10)     (2)    (0.88)     (2)
     Financing              (2.94)     (4)    (2.00)     (4)    (1.20)     (2)
     -------------------------------------------------------------------------
     Funds flow             36.57      55     28.70      54     28.69      56
     Unrealized foreign
      exchange gain (loss)  (2.92)     (5)     0.82       1         -       -
     Unit-based
      compensation          (0.65)     (1)    (0.44)     (1)    (0.27)      -
     Risk management
      activities(3)          9.53      14     (4.35)     (8)     1.18       2
     Depletion,
      depreciation and
      accretion            (22.98)    (34)   (19.33)    (36)   (15.96)    (31)
     Future income taxes    (1.95)     (3)    (1.63)     (3)     2.59       5
     -------------------------------------------------------------------------
     Net income          $  17.60      26  $   3.77       7  $  16.23      32
     -------------------------------------------------------------------------
     (1)  Gross revenues include realized gains and losses on commodity contracts.
     (2)  Operating expenses include realized gains on electricity swaps.
     (3)  Risk management activities relate to the unrealized gain and losses on derivative instruments.

     Goodwill

     (millions)
     -------------------------------------------------------------------------
     Balance at December 31, 2007                                     $   652
     Canetic acquisition                                                1,348
     Vault acquisition                                                     20
     -------------------------------------------------------------------------
     Balance at December 31, 2008                                     $ 2,020
     -------------------------------------------------------------------------
     >>

     The goodwill impairment test consists of two parts. Under part 1, if the fair value of the reporting entity is less than its book value, part 2 of the test must be performed. As at December 31, 2008, due to the widespread decline in equity markets, Penn West proceeded to part 2 of the test where a reporting entity is required to calculate a purchase equation on its assets and liabilities at fair value on the balance sheet date. Under part 2, an equity control premium of 20 percent was used and the fair value of property, plant and equipment was estimated using forward strip commodity prices at year-end escalated at two percent per year subsequent to the end of available market data and a discount rate of 15 percent. Penn West determined there was no goodwill impairment at December 31, 2008.
     A 1% change in the assumed control premium and a 1% change in the assumed discount rate applied to estimated cash flows change the fair value of Penn
West by approximately $55 million and $350 million, respectively.

     <<
     Capital Expenditures

                                       Three months ended          Year ended
                                              December 31         December 31
                                       ---------------------------------------
     (millions)                            2008      2007      2008      2007
     -------------------------------------------------------------------------
     Property acquisitions
      (dispositions), net              $    (56) $     20  $    (50) $    422
     Land acquisition and retention          10         -       128        30
     Drilling and completions               174        96       509       367
     Facilities and well equipping          150        73       398       254
     Geological and geophysical               2         -        13        10
     CO(2) pilot costs                        2        10        29        20
     Corporate                                6        11        18        16
     -------------------------------------------------------------------------
     Capital expenditures                   288       210     1,045     1,119
     -------------------------------------------------------------------------

     Canetic acquisition                      -         -     4,979         -
     Vault acquisition                        -         -       346         -
     Endev acquisition                        -         -       200         -
     Other acquisitions                       -         -         -        21
     -------------------------------------------------------------------------
     Business combinations                    -         -     5,525        21
     -------------------------------------------------------------------------

     Total expenditures                $    288  $    210  $  6,570  $  1,140
     -------------------------------------------------------------------------
     >>

     We drilled 52 net wells in the fourth quarter of 2008, resulting in 34 net oil wells, 11 net natural gas wells and 4 stratigraphic wells, with a success rate of 94 percent. During the quarter, our drilling activities were concentrated in our Light and Heavy oil areas. The expenditures on land acquisition and retention reflect activity to increase our acreage in areas conducive to our resource play strategies.
     For the year ended December 31, 2008, $11 million (2007 - $5 million) was capitalized for future income taxes to reflect acquisitions with a tax basis differing from the purchase price and $25 million (2007 - $97 million) was capitalized for additions to asset retirement obligations to reflect the additional retirement obligations from both capital programs and net property acquisitions.
     CO(2) pilot costs represent capital expenditures related to the Pembina
CO(2) pilot project, including the cost of injectants, for which no incremental reserves have been booked.

     Business Risks

     The disclosures under this heading, in conjunction with Note 10 to the unaudited interim consolidated financial statements, are incorporated into and are an integral part of, the unaudited interim consolidated financial statements.
     We are exposed to normal market risks inherent in the oil and natural gas business, including commodity price risk, credit risk, interest rate risk, foreign currency risk and environmental and climate change risk. From time to time, we attempt to mitigate our exposure to these risks by using financial instruments and by other means.

     Commodity Price Risk

     Commodity price fluctuations are among the Trust's most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and political events. Oil prices,
North American natural gas supply and demand fundamentals including weather, storage levels and LNG imports, influence natural gas prices. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent for one additional year thereafter.
     For a summary of outstanding oil and natural gas contracts, please refer to "Financial Instruments" later in this MD&A and to Note 10 to our unaudited interim consolidated financial statements.

     Foreign Currency Rate Risk

     Prices received for crude oil are referenced to or denominated directly in U.S. dollars, thus realized oil prices are impacted by U.S. to Canadian exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates in addition to the use of
U.S. dollar denominated borrowings and related interest expense.
     In September 2007, we entered into foreign exchange contracts to fix the foreign exchange rate on the future repayment of US$250 million of U.S. dollar denominated private notes at an exchange rate of approximately one Canadian dollar equals one U.S. dollar. In July 2008, the Company entered into contracts to swap the principal amount of the UK Notes at a rate of $2.0075 per British pound or to a Canadian dollar equivalent amount of approximately
$114 million, bearing interest in Canadian dollars at 6.95 percent. At
December 31, 2008, we had U.S. dollar denominated debt with a face value of
US$705 million outstanding on which the repayment of the principal amount in
Canadian dollars is not fixed.
     In the fourth quarter of 2008, Penn West entered foreign exchange contracts to swap US$720 million of U.S. dollar revenue for 2009 to Canadian dollars at an average rate of one U.S. dollar equals 1.25 Canadian dollars to fix the floor price of our U.S. dollar denominated oil collars at approximately $100 Canadian per barrel. Subsequent to year-end, Penn West entered into an additional US$143 million of foreign exchange contracts to fix the remainder of the 2009 floor proceeds at an average rate of one U.S. dollar equals 1.22 Canadian dollars.

     Credit Risk

     Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. Our receivables are principally with customers in the oil and natural gas industry and are subject to normal industry credit risk. For oil and natural gas sales and financial derivatives,
Penn West follows a counterparty risk procedure whereby each is reviewed on a regular basis and assigned a credit limit and is requested to provide security if deemed necessary. Penn West normally transacts with counterparties who are members of our banking syndicate or who have investment grade ratings. Due to the increasing uncertainty in current financial markets, Penn West monitors credit events related to all counterparties and reassesses credit exposures on a regular basis. As necessary, Penn West records provisions for credit related risks.
     As at December 31, 2008, the maximum exposure to credit risk was $834 million (December 31, 2007 - $277 million) being the carrying value of the accounts receivable and risk management assets. Management continuously monitors credit risk and credit policies to ensure exposures to customers are limited.
     On July 22, 2008, one of Penn West's minor oil marketing counterparties,
SemGroup LP ("SemGroup") entered creditor protection. Penn West sold oil to subsidiary companies of SemGroup in both Canada (SemCanada Crude Company) and the U.S. (SemCrude LP). Deliveries in Canada subsequent to July 22, 2008 and in the U.S. subsequent to August 1, 2008 are on a prepaid basis. In accordance with our credit policies, Penn West had requested and received a $20 million parental guarantee from SemGroup. After reviewing the facts and sequence of events in this case, Penn West management has concluded that these events could not have been detected earlier by a standard credit risk program. During the third quarter of 2008, Penn West recorded an $18 million provision to write-off its entire receivable from SemGroup.

     Interest Rate Risk

     We currently maintain a portion of our debt capital in floating-rate bank facilities which results in exposure to fluctuations in short-term interest rates which have, for a number of years, been lower than longer-term rates.
From time to time, we may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. For further details on these financial instruments, please refer to the Financing section of this MD&A.
     The 2007 Notes, totalling US$475 million, bear fixed interest rates at an average rate of approximately 5.80 percent with an average term of 10.1 years subsequent to May 31, 2007. The 2008 Notes, which total US$480 million plus
CAD$30 million, bear fixed interest rates at an average of approximately 6.25 percent with an average term of 9.6 years subsequent to May 29, 2008. The UK
Notes, totalling (pnds stlg)57 million, have a fixed interest rate of approximately 7.78 percent for a term of 10 years. The Company entered into contracts to fix the principal and interest of the UK Notes at approximately
$114 million bearing interest in Canadian dollars at 6.95 percent.

     Liquidity Risk

     Liquidity risk is the risk that Penn West is unable to meet its financial liabilities as they come due. Management utilizes a long-term financial and capital forecasting program that includes continuous review of debt forecasts to ensure credit facilities are sufficient relative to forecast debt levels, distribution and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of minimum levels of cash flow from operating activities. Additional information on specific instruments is discussed below in the "Liquidity and Capital
Resources" section and in Note 5 to the unaudited interim consolidated financial statements.

     <<
     The following table outlines estimated future contractual obligations for non-derivative financial liabilities as at December 31, 2008:

                                                                       There-
     (millions)             2009     2010     2011     2012     2013    after
     -------------------------------------------------------------------------
     Bank debt           $     -  $     -  $ 2,561  $     -  $     -  $     -
     Senior unsecured
      notes                    -        -        -        -        -    1,293
     Convertible
      debentures               7       34      255        -        -        -
     Accounts payable        630        -        -        -        -        -
     Distributions
      payable                132        -        -        -        -        -
     -------------------------------------------------------------------------
     Total               $   769  $    34  $ 2,816  $     -  $     -  $ 1,293
     -------------------------------------------------------------------------
     >>

     Environmental and Climate Change Risk

     The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations.
Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties, which could in the aggregate become material. Penn West is currently injecting CO(2) at its enhanced oil recovery projects in amounts sufficient to offset its applicable carbon taxes.
     Penn West is dedicated to reducing the environmental impact from our operations through our environmental program which includes resource conservation, stakeholder communication, CO(2) sequestration and site abandonment/reclamation. We fully understand our responsibilities of reducing the environmental impact from our operations and are committed to protecting the areas in which we operate.

     <<
     Liquidity and Capital Resources

     Capitalization

                                                       Year ended December 31
                         -----------------------------------------------------
                                     2008              2007              2006
     -------------------------------------------------------------------------
     (millions)                         %                 %                 %
     -------------------------------------------------------------------------
     Trust units issued,
      at market          $  5,245      56  $  6,270      74  $  8,435      86
     Long-term debt         3,854      41     1,943      23     1,285      13
     Convertible
      debentures - long
      term                    289       3         -       -         -       -
     Working capital
      (surplus) deficiency    (39)      -       221       3        86       1
     -------------------------------------------------------------------------
     Total enterprise
      value              $  9,349     100  $  8,434     100  $  9,806     100
     -------------------------------------------------------------------------
     >>

     During 2008, we paid total distributions, including those funded by the distribution reinvestment plan, of $1,500 million compared to distributions of
$976 million for the comparable period in 2007. This increase was primarily due to approximately 124.3 million, 5.6 million and 3.6 million additional trust units issued to acquire Canetic and Vault in January 2008 as well as
Endev in July 2008, respectively.
     Long-term debt excluding convertible debentures at December 31, 2008 was
$3,854 million, compared to $1,943 million at December 31, 2007. The increase was mainly due to debt of $1,443 million assumed in the Canetic acquisition and $114 million assumed in the Vault acquisition.
     The working capital deficiency has declined from December 31, 2007 primarily due to the reduction in the current portion of the risk management liability.
     The Company has unsecured, revolving, syndicated bank facilities totalling $4.0 billion with $2.6 billion drawn at year-end 2008 and senior unsecured notes of $1.3 billion. For further details on these debt instruments, please refer to the Financing section of this MD&A.
     Over the past year, our Board and management team have closely monitored the credit issues occurring in the U.S. and other financial markets. As a result, Penn West has taken a number of actions to minimize these credit impacts, which include the new syndicated bank facility, long-term private notes, an "at-the-market distribution" facility and the issuance of equity.
Additionally, we have an active risk management program to limit our exposure to credit risk and maintain close relationships with our bank syndicate members to monitor credit market developments. These actions aim to increase the likelihood of maintaining our capital and distribution programs and continuing our business strategies.

     <<
     On December 31, 2008, the Company was in compliance with all of the financial covenants which include the following:
                                                                  December 31,
                                                     Limit               2008
     -------------------------------------------------------------------------
     Senior debt to pro forma EBITDA(1)(5)       Less than 3:1            1.4
     Total debt(6) to pro forma EBITDA(1)(5)     Less than 4:1            1.4
     Senior debt to capitalization(1)         Less than 50 percent        31%
     Total debt(6) to capitalization(3)(4)    Less than 55 percent        31%
     Total debt(7) to capitalization(2)       Less than 55 percent        33%
     Total debt(6) to pro forma
      EBITDA(3)(4)(5)                        Less than 400 percent       141%
     Priority debt to consolidated tangible
      assets(2)(3)(4)                         Less than 15 percent         -
     -------------------------------------------------------------------------
     (1)  Covenant pursuant to the syndicated bank facility.
     (2)  Covenant pursuant to the 2007 Notes.
     (3)  Covenant pursuant to the 2008 Notes.
     (4)  Covenant pursuant to the UK Notes.
     (5)  Pro forma EBITDA includes Penn West, Canetic, Vault, Endev and Titan
          Exploration Ltd. ("Titan", the acquisition of which was completed
          100 percent by Canetic on January 10, 2008) and certain property transactions closing in the pro forma period.
     (6)  Total debt as defined in the 2008 Note, UK Note and the syndicated bank facility agreements, which include convertible debentures that do not meet the requirement for equity classification in these agreements.
     (7)  Total debt as defined in the 2007 Note agreement, which includes convertible debentures that do not meet the requirements for equity classification in this agreement.
     >>

     The 2008 Notes and the UK Notes contain change of control provisions requiring that if a change in control occurs, the Company may be required to offer to prepay the 2008 Notes and the UK Notes at par, which the holders of the 2008 Notes and the UK Notes have the right to refuse.
     Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the current trust indenture require that the outstanding units be consolidated immediately subsequent to the distribution.
The number of outstanding trust units would remain at the number outstanding immediately prior to the unit distribution, plus those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution. Penn West has never declared such a distribution and, at the current time, forecasts that such a special distribution will not be required for 2009.
     Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund. We believe our program will be sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of funds flow would be required to fund our environmental expenditures.

     Convertible Debentures

     Penn West assumed the following convertible debentures through the
Canetic acquisition, which closed on January 11, 2008 and the Vault acquisition, which closed on January 10, 2008. During the fourth quarter of
2008, PWT.DB.C debentures with a face value of $32 million (2007 - $nil) were redeemed by debenture holders and settled in cash.

     <<
     At December 31, 2008, the balance of our unsecured, subordinated debentures outstanding was as follows:

                                             Conversion     Redemption prices
     Description of    Outstanding  Maturity      price      (per $1,000 face
      security           (millions)     date  (per unit)                value)
     -------------------------------------------------------------------------
     PWT.DB.B           $        7   Aug. 31,    $30.21  $1,025 Aug. 31, 2008
      8.0% Convertible                  2009                      to maturity
      extendible
     PWT.DB.C                   16   Jun. 30,    $82.14  $1,050 Jun. 30, 2008
      8.0% Convertible(1)               2010                  - Jun. 29, 2009
                                                         $1,025 Jun. 30, 2009
                                                                  to maturity
     PWT.DB.D                   18   Jul. 31,    $36.82  $1,050 Jul. 31, 2008
      6.5% Convertible                  2010                  - Jul. 30, 2009
      extendible                                         $1,025 Jul. 31, 2009
                                                                  to maturity
     PWT.DB.E                   26    May 31,    $75.00   $1,050 May 31, 2009
      7.2% Convertible                  2011                   - May 30, 2010
                                                          $1,025 May 31, 2010
                                                                  to maturity
     PWT.DB.F                  229   Dec. 31,    $51.55  $1,050 Dec. 31, 2009
      6.5% Convertible                  2011                  - Dec. 30, 2010
      extendible                                         $1,025 Dec. 31, 2010
                                                                  to maturity
     -------------------------------------------------------------------------
     Total              $      296
     -------------------------------------------------------------------------
     (1)  Series redeemable at the debenture holder's option.

     Standardized Distributable Cash

                                       Three months ended          Year ended
                                              December 31         December 31
                                       ---------------------------------------
     (millions, except per unit amounts
      and ratios)                          2008      2007      2008      2007
     -------------------------------------------------------------------------
     Cash flow from operating
      activities                       $    602  $    312  $  2,256  $  1,242
     Productive capacity maintenance(1)    (344)     (190)   (1,095)     (697)
     -------------------------------------------------------------------------
     Standardized distributable cash        258       122     1,161       545
     Proceeds from the issue of trust
      units(2)                               53        49       246       163
     Debt and working capital changes        82        76       143       269
     -------------------------------------------------------------------------
     Cash distributions declared       $    393  $    247  $  1,550  $    977
     Accumulated cash distributions,
      beginning                           3,267     1,863     2,110     1,133
     -------------------------------------------------------------------------
     Accumulated cash distributions,
      ending                           $  3,660  $  2,110  $  3,660  $  2,110
     -------------------------------------------------------------------------

     Standardized distributable cash
      per unit, basic                      0.67      0.50      3.09      2.27
     Standardized distributable cash
      per unit, diluted                    0.66      0.50      3.03      2.25
     Standardized distributable cash
      payout ratio(3)                      1.52      2.05      1.34      1.80
     -------------------------------------------------------------------------

     Distributions declared per unit   $   1.02  $   1.02  $   4.08  $   4.08
     Net income as a percentage of
      cash distributions declared          103%       51%       79%       18%
     Cash flows from operating
      activities as a percentage of
      cash distributions declared          153%      126%      146%      127%
     -------------------------------------------------------------------------
     (1)  Please refer to our discussion of productive capacity maintenance below.
     (2)  Consists of proceeds from the Distribution Reinvestment and Optional
          Purchase Plan, the Trust Unit Rights Incentive Plan and the Trust
          Unit Savings Plan.
     (3)  Represents cash distributions declared divided by standardized distributable cash.
     >>

     We strive to fund both distributions and maintenance capital programs primarily from funds flow. We initially budget our capital programs at approximately 50-60 percent of annual forecast funds flow. We believe that proceeds from the Distribution Reinvestment and Optional Purchase Plan should be used to fund capital expenditures of a longer-term nature. Over the medium term, additional borrowings and equity issues may be required from time to time to fund a portion of our distributions, decrease or reallocate our leverage or maintain or increase our productive capacity. On a longer-term basis, adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required based on forecast levels of funds flow, capital efficiency and debt levels. In January
2009, as a result of current market conditions and the low commodity price environment, we reduced our 2009 capital program and distribution level and closed the issuance of equity in February 2009.
     Productive capacity maintenance is the amount of capital funds required in a period for an enterprise to maintain future cash flow from operating activities at a constant level. As commodity prices can be volatile and short-term variations in production levels are often experienced in our industry, we define our productive capacity as production on a barrel of oil equivalent basis. A quantifiable measure for these short-term variations is not objectively determinable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions resulting from capital and optimization programs, and the effect of temporary production interruptions. As a result, the adjustment for productive capacity maintenance in our calculation of standardized distributable cash is our capital expenditures during the period excluding the cost of any asset acquisitions or proceeds of any asset dispositions. We believe that our current capital programs, based on 50-60 percent of forecast annual funds flow and our current view of our assets and opportunities, including particularly our resource play assets, oil sands project, our proposed enhanced oil recovery projects, and our outlook for commodity prices and industry conditions, should be sufficient to maintain our productive capacity in the medium term. We set our hurdle rates for evaluating potential development and optimization projects according to these parameters. Due to the risks inherent in the oil and natural gas industry, particularly our exploration and development activities and variations in commodity prices, there can be no assurance that capital programs, whether limited to the excess of funds flow over distributions or not, will be sufficient to maintain or increase our production levels or cash flow from operating activities. Penn
West historically incurred a larger proportion of its development expenditures in the first quarter of each calendar year to exploit winter-only access properties. As we strive to maintain sufficient credit facilities and appropriate levels of debt, this seasonality is not currently expected to influence our distribution policies.
     Our calculation of standardized distributable cash has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our standardized distributable cash calculation, includes a deduction for abandonment expenditures incurred during each period. We believe that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves. Our Board of Directors sets our distribution policies based on forecast funds flow and debt levels.
Distributions in excess of net income may include an economic return of capital to unitholders.
     We currently have no financing restrictions caused by our debt covenants.
We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

     <<
     (millions, except ratios)                           To December 31, 2008
     -------------------------------------------------------------------------
     Cumulative standardized distributable cash from
      operations(1)                                                   $ 2,724
     Issue of trust units                                                 536
     Debt and working capital changes                                     400
     -------------------------------------------------------------------------
     Cumulative cash distributions declared(1)                        $ 3,660
     -------------------------------------------------------------------------

     Standardized distributable cash payout ratio(2)                     1.34
     -------------------------------------------------------------------------
     (1)  Subsequent to the trust conversion on May 31, 2005.
     (2)  Represents cumulative cash distributions declared divided by cumulative standardized distributable cash.

     Financial Instruments

     Penn West had the following financial instruments outstanding as at
December 31, 2008:

                             Notional  Remaining                       Market
                               volume       term              Pricing   value
     -------------------------------------------------------------------------
     Crude oil
       WTI Swaps           500 bbls/d   Jan/09 -         US$72.68/bbl  $    3
                                          Dec/09
       WTI Collars      30,000 bbls/d   Jan/09 -          US$80.00 to     369
                                          Dec/09          $110.21/bbl
     Natural gas
       AECO Collars      170,000 GJ/d   Jan/09 -    $7.38 to $9.76/GJ      22
                                          Mar/09
       AECO Collars      100,000 GJ/d   Apr/09 -   $8.25 to $12.37/GJ      50
                                          Oct/09
     Electricity swaps
       Alberta Power            50 MW   Jan/09 -           $77.82/MWh       2
                                          Dec/10
     Interest rate swaps
                                 $100   Jan/09 -                4.26%      (6)
                                          Nov/10
                                 $100   Jan/09 -                3.68%      (4)
                                          Jun/10
                                 $100   Jan/09 -                3.82%      (7)
                                          Jun/11
                                 $150   Jan/09 -                3.10%      (5)
                                          Aug/10
                                 $200   Jan/09 -                3.30%     (11)
                                          Aug/11
                                 $250   Jan/09 -                2.27%      (5)
                                          Nov/10
                                 $500   Jan/09 -                1.61%      (5)
                                          Dec/11
     Foreign exchange
      forwards
       1-year term             US$720   Jan/09 -      1.24875 CAD/USD      23
                                          Dec/09
       8-year term              US$80       2015      1.01027 CAD/USD      12
       10-year term             US$80       2017      1.00016 CAD/USD      12
       12-year term             US$70       2019      0.99124 CAD/USD      11
       15-year term             US$20       2022      0.98740 CAD/USD       3

     Cross currency /
      interest rate
      swaps
       10-year term     (pnds stlg)57       2018       2.0075 CAD/GBP     (22)
                                                                6.95%
     -------------------------------------------------------------------------
     Total                                                             $  442
     -------------------------------------------------------------------------
     >>

     In October 2008, Penn West received approximately $123 million in cash as a result of monetizing a portion of crude oil financial contracts. This included lowering the floor on its 2009 WTI collars from US$85.00 per barrel to US$80.00 per barrel as well as monetizing all 2010 WTI collars. The proceeds were used to repay advances on our syndicated credit facility.
     Please refer to Penn West's website at www.pennwest.com for details of all financial instruments currently outstanding.

     Outlook

     This outlook section is included to provide unitholders with information as to our expectations as at February 18, 2009 for production and net capital expenditures for 2009 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under "Forward-Looking Statements".
     We forecast our 2009 capital expenditures at between $600 million and
$825 million. The reduction of our planned capital program in 2009 compared to
2008 reflects the current volatility in financial and commodity markets. In the first half of 2009, we anticipate spending between $250 million and $325 million based on current commodity price levels and industry costs. Our spending is limited in the first half as we expect industry service and other costs to decline and become more consistent with the current commodity price environment as we move through 2009. The 2009 capital program will be focused on low cost production recovery and additions through optimization and will continue the advancement of certain of our enhanced oil recovery projects and resource plays. Based on this level of capital expenditures, we forecast average production in the first half of 2009 to be approximately 180,000 boe per day prior to the effect of the 4,300 boe per day of property dispositions.
     Our prior forecast, released on November 12, 2008 with our third quarter
2008 results and filed on SEDAR at www.sedar.com, was based on 2009 capital expenditures (excluding corporate acquisitions) between $600 million and $1.0 billion. Due to the extreme volatility in financial markets and the resulting decline in industry activity, no further guidance was provided at that time.

     Sensitivity Analysis

     Estimated sensitivities to selected key assumptions on reported financial results for the next 12 months, including risk management impacts, are outlined in the table below.

     <<
                                                         Impact on funds flow
     -------------------------------------------------------------------------
     Change of:                             Change     $ millions      $/unit
     -------------------------------------------------------------------------
     Price per barrel of liquids             $1.00             19        0.05
     Liquids production             1,000 bbls/day              9        0.02
     Price per mcf of natural gas            $0.10              9        0.02
     Natural gas production            10 mmcf/day             12        0.03
     Effective interest rate                    1%              9        0.02
     Exchange rate ($US per $CAD)            $0.01             31        0.08
     -------------------------------------------------------------------------

     Based on December 31, 2008 pricing, a $1.00 change in the price per barrel of liquids would change the pre-tax unrealized risk management gain by $12 million and a $0.10 change in the price per mcf of natural gas would change the pre-tax unrealized risk management gain by $3 million.

     Contractual Obligations and Commitments

     We are committed to certain payments over the next five calendar years as follows:

                                                                       There-
     (millions)             2009     2010     2011     2012     2013    after
     -------------------------------------------------------------------------
     Long-term debt      $     -  $     -  $ 2,561  $     -  $     -  $ 1,293
     Transportation           24       13        7        1        -        -
     Transportation ($US)      4        4        4        4        4        7
     Power infrastructure     19        7        7        7        7        4
     Drilling rigs            12        5        -        -        -        -
     Purchase
      obligations(1)          13       13       13       13       13       29
     Interest obligations    156      155       97       80       80      311
     Office lease(2)     $    28  $    56  $    71  $    68  $    67  $   616
     -------------------------------------------------------------------------
     (1)  These amounts represent estimated commitments of $73 million for
          CO(2) purchases and $21 million for processing fees related to interests in the Weyburn Unit.
     (2)  Future office lease commitments will be reduced by sublease recoveries totalling $387 million.
     >>

     Our syndicated credit facility expires on January 11, 2011. If we were not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter term bank loans.
In addition, we have US$475 million of fixed-term notes expiring between 2015 and 2022, US$480 million and CAD$30 million of fixed-term notes expiring between 2016 and 2020 and (pnds stlg)57 million (swapped to approximately
CAD$114 million) of fixed-term notes expiring in 2018. As we strive to maintain our leverage ratios at relatively modest levels, we believe we will be successful in renewing or replacing our credit facility on acceptable terms.
     Convertible debentures with an aggregate principal amount of $296 million
(2007 - $nil) outstanding on December 31, 2008, and a significant portion of the interest payable on convertible debentures may, at the option of the
Trust, be settled by the issuance of trust units. For a schedule of convertible debenture maturities, please refer to the "Liquidity and Capital
Resources" section of this MD&A and Note 6 to unaudited interim consolidated financial statements.

     <<
     Equity Instruments

     -------------------------------------------------------------------------
     Trust units issued:
       As at December 31, 2008                                    386,504,586
       Issued on exercise of trust unit rights                         16,600
       Issued to employee savings plan                                240,535
       Issued pursuant to distribution reinvestment plan
        (estimate)                                                  1,866,704
       Issuance of trust units                                     17,731,000
     -------------------------------------------------------------------------
       As at February 18, 2009                                    406,359,425
     -------------------------------------------------------------------------

     Trust unit rights outstanding:
       As at December 31, 2008                                     25,818,380
       Granted                                                        834,430
       Exercised                                                      (16,600)
       Forfeited                                                     (887,546)
     -------------------------------------------------------------------------
       As at February 18, 2009                                     25,748,664
     -------------------------------------------------------------------------
     >>

     Disclosure Controls and Procedures

     As of December 31, 2008, an internal evaluation was carried out of the effectiveness of the Trust's disclosure controls and procedures as defined in
Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in
Canada by National Instrument 52-109, Certification of Disclosure in Issuers'
Annual and Interim Filings. Based on that evaluation, the Chief Executive
Officer, the President and Chief Operating Officer and the Executive Vice
President and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that the Trust files or submits under the Exchange
Act or under Canadian Securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by the Trust in the reports that it files or submits under the
Exchange Act or under Canadian Securities Legislation is accumulated and communicated to the Trust's management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.

     Accounting Changes and Pronouncements

     Effective January 1, 2008, the Trust adopted the new Canadian accounting standards "Capital Disclosures", "Financial Instruments - Disclosures" and
"Financial Instruments - Presentation". The adoption of these standards had no material impact on the Trust's net income or cash flows from operating activities.

     Capital Disclosures

     This section outlines disclosures relating to the management of an entity's capital and additional qualitative and quantitative information on the objectives, policies and processes over capital.

     Financial Instruments - Disclosures/Presentation

     These sections outline more comprehensive disclosures with regard to risks related to financial instruments, the significance of financial instruments on an entity's financial position and performance, and the classification of financial instruments.

     Future Accounting Pronouncements

     In December 2008, the CICA issued a new accounting standard for "Business
Combinations". This standard outlines new guidance which states that the purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and that most acquisition costs are to be expensed as incurred. The new standard becomes effective on January 1, 2011 and early adoption is permitted. This standard will require the Trust to change its accounting policies for any new business combinations completed after the standard is adopted.
     In February 2008, the CICA issued a new accounting standard for "Goodwill and Intangible Assets". This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard becomes effective
January 1, 2009. The implementation of this section is expected to have no impact on the Trust's financial statements.
     In January 2006, the Canadian Accounting Standards Board (the "AcSB")
announced its decision to replace Canadian GAAP with International Financial
Reporting Standards ("IFRS") for all Canadian Publicly Accountable Enterprises
("PAEs"), including Penn West. On February 13, 2008, the AcSB confirmed
January 1, 2011 as the changeover date for PAEs to commence reporting under
IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.
     We are currently assessing the impact of the conversion from Canadian
GAAP to IFRS on our results of operations, financial position and disclosures.
A project team and steering committee have been set up to manage this transition and to ensure successful implementation within the required timeframe. Employees involved in the project have attended a number of training courses and education sessions. Additionally, an external advisor has been engaged to assist with the implementation.
     Communication is ongoing with many areas of the organization and regular updates are provided to senior management and the Audit committee. Based on work completed to date, the accounting differences that will lead to the largest changes include property, plant and equipment and business combinations. We will provide disclosures of the key elements of our plan and progress on the project as the information becomes available during the transition period.

     Related-Party Transactions

     During 2008, Penn West paid $5 million (2007 - $1 million) of legal fees to a law firm of which a partner is also a director of Penn West.

     Off-Balance-Sheet Financing

     We have off-balance-sheet financing arrangements consisting of operating leases. The material operating lease payments are summarized in the
Contractual Obligations and Commitments section.

     Critical Accounting Estimates

     Our significant accounting policies are detailed in Note 2 to the unaudited interim consolidated financial statements. In the determination of financial results, we must make certain significant accounting estimates as follows:

     Full Cost Accounting

     We use the full cost method of accounting for oil and natural gas properties. All costs of exploring for and developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved reserves with forecast commodity pricing.
     All of our reserves were evaluated or audited by GLJ Petroleum
Consultants Ltd. ("GLJ") and Sproule Associates Limited ("SAL"), both independent engineering firms. Our reserves are determined in compliance with
National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are a key component of value in the ceiling test. To the extent that the ceiling amount, based in part on our reserves, is less than the carrying amount of property, plant and equipment, a "ceiling test" write-down against income must be made.
We determined there was no ceiling test write-down required at December 31,
2008, for Canadian GAAP.

     Asset Retirement Obligations

     The discounted expected future cost of statutory, contractual or legal obligations to retire long-lived assets is recorded as an asset retirement liability with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income, included in DD&A. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded asset retirement obligation. Actual asset retirement expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 7 to the unaudited interim consolidated financial statements details the impact of these accounting recommendations.

     Financial Instruments

     Financial instruments, included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities (excluding future income tax liability), convertible debentures and long-term debt. Except for the senior notes and the convertible debentures, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank debt. The estimated fair value of the senior notes and the convertible debentures is disclosed in Notes 5 and 6 to the unaudited interim consolidated financial statements.
     Substantially all of our accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk.
We may, from time to time, use various types of financial instruments to reduce our exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. We limit this risk by executing counterparty risk procedures which include transacting only with financial institutions with high credit ratings and obtaining security in certain circumstances.
     Our revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs and distributions, collars or other financial instruments may be utilized from time to time. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

     Goodwill

     Goodwill must be recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. The goodwill balance is not amortized;
however, it must be assessed for impairment at least annually. The goodwill impairment test consists of two parts. Under part 1, if the fair value of the reporting entity is less than its book value, part 2 of the test must be performed. As at December 31, 2008, due to the widespread decline in equity markets, Penn West proceeded to part 2 of the test where a reporting entity is required to calculate a purchase equation on its assets and liabilities at fair value on the balance sheet date. Under part 2, an equity control premium of 20 percent was used and the fair value of property, plant and equipment was estimated using forward strip commodity prices at year-end escalated at two percent per year subsequent to the end of available market data and a discount rate of 15 percent. Penn West determined there was no goodwill impairment at
December 31, 2008.
     A 1% change in the assumed control premium and a 1% change in the assumed discount rate applied to estimated cash flows change the fair value of Penn
West by approximately $55 million and $350 million, respectively.

     Forward-Looking Statements

     In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation.
Forward-looking statements are typically identified by words such as
"anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.
     In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the ability of our capital program to increase our future exploration and development potential; our intention and ability to restore certain lost production and the timing thereof; our ability to mitigate the potential adverse consequences to our financial position, business strategy and capital and distribution programs that could result from the ongoing turmoil in the credit and financial markets; our 2009 capital expenditure levels, the timing of making said expenditures, and the key elements of our 2009 capital expenditure program;
our expectation that services costs will decrease in the latter half of 2009;
matters relating to our ongoing asset disposition program, including the timing for closing dispositions there under, the amount of proceeds to be derived therefrom and the use of such proceeds; the impact that the new
Alberta royalty framework may have on us, including on our business strategies and plans; the nature and quality of our asset base and the opportunities to be derived therefrom; our intent and ability to improve our capital efficiency and implement operating and general and administrative cost efficiencies; our ability (financial and otherwise) to capitalize on opportunities that arise;
our ability to fund our capital program and distributions with internally generated funds flow and proceeds from our distribution reinvestment program;
our expectations regarding North American and global supply and demand factors for crude oil and natural gas in 2009 and beyond; the potential impact on our business, business strategies and plans, business model, future growth prospects, distribution policies and unitholders of the SIFT tax and the different actions that we might take in response to the SIFT tax and the potential impact those actions could have on us and our unitholders, including without limitation, our potential ability to shield our taxable income from income tax using our tax pools for a period of time following the implementation of the SIFT tax and the impact this would have on our distributions and unitholders; our ability to improve our finding and development cost performance; our intention and ability to maintain a balanced portfolio of liquids and natural gas production and the benefits we may derive therefrom; the nature and effectiveness of our risk management strategies;
funding sources for distributions, distribution levels and whether a special distribution will be made in the future; our environmental regulation compliance costs and strategies, the sufficiency of our environmental program and our ability to fund our asset retirement obligations; our beliefs and outlook for the maintenance of our productive capacity in the medium term and the impact of seasonal factors on our distribution policies; the disclosure contained under the heading "Outlook", which sets forth management's expectations as to our net capital expenditures for 2009 and the timing for making said expenditures and the intended focus of such expenditures, our expectation that service costs will decrease as 2009 progresses, and our forecast average production in the first half of 2009; the sensitivity of our key assumptions regarding reported financial results relating to funds flow and pre-tax unrealized risk management gains for the next 12 months to changes in certain operational and financial metrics; our belief that we will be successful in renewing or replacing our credit facilities on acceptable terms when they mature; and our expectations regarding the impact that new and pending accounting changes may have on us.
     With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices;
future capital expenditure levels; future oil and natural gas production levels; future exchange rates and interest rates; the amount of future cash distributions that we intend to pay; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms;
and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the headings "Financial Markets",
"Enactment of the Tax on Income Trusts", "Standardized Distributable Cash",
"Outlook" and "Sensitivity Analysis".
     Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations;
uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations;
OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time;
failure to realize the anticipated benefits of acquisitions, including the acquisitions; changes in tax laws; changes in the Alberta royalty framework;
uncertainty of obtaining required approvals for acquisitions and mergers; and
the other factors described under "Business Risks" in this document and in
Penn West's public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
     The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     Additional Information

     Additional information relating to Penn West including Penn West's Annual
Information Form is available on SEDAR at www.sedar.com.

     <<
                            Penn West Energy Trust
                          Consolidated Balance Sheets

                                                         December    December
     (CAD millions, unaudited)                           31, 2008    31, 2007
     -------------------------------------------------------------------------

     Assets
     Current
       Accounts receivable                             $      386  $      277
       Future income taxes                                      -          45
       Risk management (note 10)                              448           -
       Other                                                  106          46
     -------------------------------------------------------------------------
                                                              940         368
     -------------------------------------------------------------------------
       Property, plant and equipment (note 4)              12,452       7,413
       Goodwill                                             2,020         652
     -------------------------------------------------------------------------
                                                           14,472       8,065
     -------------------------------------------------------------------------
                                                       $   15,412  $    8,433
     -------------------------------------------------------------------------

     Liabilities and unitholders' equity
     Current
       Accounts payable and accrued liabilities        $      630  $      359
       Distributions payable                                  132          82
       Risk management (note 10)                                -         148
       Convertible debentures (note 6)                          7           -
       Future income taxes (note 11)                          132           -
     -------------------------------------------------------------------------
                                                              901         589

     Long-term debt (note 5)                                3,854       1,943
     Convertible debentures (note 6)                          289           -
     Risk management (note 10)                                  6           -
     Asset retirement obligations (note 7)                    614         413
     Future income taxes (note 11)                          1,368         918
     -------------------------------------------------------------------------
                                                            7,032       3,863
     -------------------------------------------------------------------------
     Unitholders' equity
     Unitholders' capital (note 8)                          7,976       3,877
     Contributed surplus (note 8)                              75          35
     Retained earnings                                        329         658
     -------------------------------------------------------------------------
                                                            8,380       4,570
     -------------------------------------------------------------------------
                                                       $   15,412  $    8,433
     -------------------------------------------------------------------------

     See accompanying notes to the unaudited interim consolidated financial statements.

     Subsequent events (note 14)

                            Penn West Energy Trust
          Consolidated Statements of Operations and Retained Earnings

                                   Three months ended              Year ended
     (CAD millions, except                December 31             December 31
     per unit amounts,         -----------------------------------------------
     unaudited)                      2008        2007        2008        2007
     -------------------------------------------------------------------------

     Revenues
       Oil and natural gas     $      792  $      656  $    4,947  $    2,459
       Royalties                     (152)       (118)       (898)       (451)
     -------------------------------------------------------------------------
                                      640         538       4,049       2,008

       Risk management gain
        (loss)(note 10)
         Realized                     176         (12)       (296)          3
         Unrealized                   581        (134)        660        (182)
     -------------------------------------------------------------------------
                                    1,397         392       4,413       1,829
     -------------------------------------------------------------------------

     Expenses
       Operating (note 9)             229         135         865         518
       Transportation                   8           6          34          24
       General and
        administrative (note 9)        48          15         158          65
       Financing (notes 5 and 6)       53          27         204          93
       Depletion, depreciation
        and accretion                 400         243       1,594         897
       Unrealized risk management
        (gain) loss (note 10)          (1)          1          (1)         20
       Unrealized foreign
        exchange loss (gain)          139          (1)        203         (38)
     -------------------------------------------------------------------------
                                      876         426       3,057       1,579
     -------------------------------------------------------------------------
     Income (loss) before taxes       521         (34)      1,356         250
     -------------------------------------------------------------------------

     Taxes
       Future income tax expense
        (reduction) (note 11)         117        (161)        135          75
     -------------------------------------------------------------------------

     Net and comprehensive
      income                   $      404  $      127  $    1,221  $      175

     Retained earnings,
      beginning of period      $      318  $      778  $      658  $    1,460
       Distributions declared        (393)       (247)     (1,550)       (977)
     -------------------------------------------------------------------------
     Retained earnings, end
      of period                $      329  $      658  $      329  $      658
     -------------------------------------------------------------------------

     Net income per unit
       Basic                   $     1.05  $     0.53  $     3.25  $     0.73
       Diluted                 $     1.04  $     0.52  $     3.22  $     0.73
     Weighted average units
      outstanding (millions)
       Basic                        385.0       241.8       375.6       239.4
       Diluted                      391.2       243.5       382.9       241.5
     -------------------------------------------------------------------------

     See accompanying notes to the unaudited interim consolidated financial statements.

                            Penn West Energy Trust
                     Consolidated Statements of Cash Flows

                                   Three months ended              Year ended
                                          December 31             December 31
                               -----------------------------------------------
     (CAD millions, unaudited)       2008        2007        2008        2007
     -------------------------------------------------------------------------

     Operating activities
       Net income              $      404  $      127  $    1,221  $      175
       Depletion, depreciation
        and accretion (note 4)        400         243       1,594         897
       Future income tax
        expense (reduction)           117        (161)        135          75
       Unit-based compensation
        (note 9)                       12           6          45          21
       Unrealized risk
        management (gain) loss
        (note 10)                    (582)        135        (661)        202
       Unrealized foreign
        exchange loss (gain)          139          (1)        203         (38)
       Asset retirement
        expenditures                  (32)        (16)        (85)        (52)
       Change in non-cash
        working capital               144         (21)       (196)        (38)
     -------------------------------------------------------------------------
                                      602         312       2,256       1,242
     -------------------------------------------------------------------------

     Investing activities
       Acquisition of property,
        plant and equipment             -         (96)        (17)       (576)
       Disposition of property,
        plant and equipment            56          76          67         133
       Additions to property,
        plant and equipment          (344)       (190)     (1,095)       (697)
       Canetic, Vault and Endev
        acquisition costs               -           -         (29)          -
       Change in non-cash
        working capital                21         (25)         25          15
     -------------------------------------------------------------------------
                                     (267)       (235)     (1,049)     (1,125)
     -------------------------------------------------------------------------

     Financing activities
       Proceeds from issuance
        of notes (note 5)               -           -         619         509
       Redemption / maturity of
        convertible debentures        (32)          -         (61)          -
       Repayment of Canetic,
        Vault and Endev
        facilities                      -           -      (1,600)          -
       Increase in bank loan           36         120       1,089         187
       Issue of equity                 10           6          59          32
       Distributions paid            (349)       (203)     (1,313)       (845)
     -------------------------------------------------------------------------
                                     (335)        (77)     (1,207)       (117)
     -------------------------------------------------------------------------

     Change in cash                     -           -           -           -
     Cash, beginning of period          -           -           -           -
     -------------------------------------------------------------------------
     Cash, end of period       $        -  $        -  $        -  $        -
     -------------------------------------------------------------------------

     Interest paid             $       73  $       35  $      200  $       95
     Income taxes paid
      (recovered)              $       (1) $       (7) $        5  $       (2)
     -------------------------------------------------------------------------

     See accompanying notes to the unaudited interim consolidated financial statements.

     Notes to the Unaudited Interim Consolidated Financial Statements
     (All tabular amounts are in millions except numbers of units, per unit amounts, percentages and various figures in Note 10)

     1.  Structure of Penn West

     Penn West Energy Trust ("Penn West" or the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the Province of
     Alberta. The business of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns 100 percent of the equity, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the unaudited interim consolidated financial statements.

     Pursuant to the terms of net profit interest agreements (the "NPIs"),
     Penn West is entitled to payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

     Under the terms of its current trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-
     corporate distributions and dividends received, less certain expenses and deductions.

     2.  Significant accounting policies and basis of presentation

     These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies described in the notes to the audited consolidated financial statements of Penn West for the year ended December 31, 2007, except as described below. These financial statements do not include all of the disclosures outlined in
     Penn West's annual financial statements and should accordingly be read in conjunction with Penn West's audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

     Effective January 1, 2008, the Trust adopted the new Canadian accounting standards "Capital Disclosures", "Financial Instruments - Disclosures"
     and "Financial Instruments - Presentation". The adoption of these standards had no material impact on the Trust's net income or cash flow from operating activities.

     Capital Disclosures

     This section outlines disclosures relating to the management of an entity's capital and additional qualitative and quantitative information on the objectives, policies and processes over capital.

     Financial Instruments - Disclosures / Presentation

     These sections outline more comprehensive disclosures with regard to risks related to financial instruments, the significance of financial instruments on an entity's financial position and performance, and the classification of financial instruments.

     Financial Instruments

     Convertible debentures are designated as other financial liabilities.

     Per Unit Calculations

     Penn West follows the "if converted" method to compute the dilutive impact of the convertible debentures which assumes the outstanding debentures have been converted at the beginning of the period or upon issuance, if later.

     Future Accounting Pronouncements

     In December 2008, the CICA issued a new accounting standard for "Business
     Combinations". This standard outlines new guidance which states that the purchase price is to be based on trading data at the closing date of the acquisition, not the announcement date of the acquisition, and that most acquisition costs are to be expensed as incurred. The new standard becomes effective on January 1, 2011 and early adoption is permitted.
     This standard will require the Trust to change its accounting policies for any new business combinations completed after the standard is adopted.

     In February 2008, the CICA issued a new accounting standard for "Goodwill and Intangible Assets". This standard outlines guidelines for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition. This new standard becomes effective January 1, 2009. The implementation of this section is expected to have no impact on the Trust's financial statements.

     In January 2006, the Canadian Accounting Standards Board (the "AcSB")
     announced its decision to replace Canadian GAAP with International
     Financial Reporting Standards ("IFRS") for all Canadian Publicly
     Accountable Enterprises ("PAEs"), including Penn West. On February 13,
     2008, the AcSB confirmed January 1, 2011 as the changeover date for PAEs to commence reporting under IFRS. Although IFRS is principles-based and uses a conceptual framework similar to Canadian GAAP, there are significant differences and choices in accounting policies, as well as increased disclosure requirements under IFRS.

     We are currently assessing the impact of the conversion from Canadian
     GAAP to IFRS on our results of operations, financial position and disclosures. A project team and steering committee have been set up to manage this transition and to ensure successful implementation within the required timeframe. Employees involved in the project have attended a number of training courses and education sessions. Additionally, an external advisor has been engaged to assist with the implementation.

     Communication is ongoing with many areas of the organization and regular updates are provided to senior management and the Audit committee. Based on work completed to date, the accounting differences that will lead to the largest changes include property, plant and equipment and business combinations. We will provide disclosures of the key elements of our plan and progress on the project as the information becomes available during the transition period.

     3.  Business combinations

     Canetic Acquisition

     On January 11, 2008, Penn West closed its acquisition of Canetic
     Resources Trust ("Canetic") for a total acquisition cost of approximately
     $3.6 billion, funded through the issuance of approximately 124.3 million trust units, calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent. The acquisition by Penn West was accounted for using the purchase method of accounting. The final allocation of the consideration paid to the fair value of the identifiable assets and liabilities was as follows:

     Purchase price
     -------------------------------------------------------------------------
     124.3 million Penn West trust units issued                    $    3,573
     Transaction costs                                                     22
     -------------------------------------------------------------------------
                                                                   $    3,595
     -------------------------------------------------------------------------

     Allocation of purchase price
     -------------------------------------------------------------------------
     Property, plant and equipment                                 $    4,979
     Goodwill                                                           1,348
     Working capital deficiency                                          (274)
     Bank debt                                                         (1,443)
     Convertible debentures                                              (261)
     Risk management liability                                            (65)
     Future income taxes                                                 (511)
     Asset retirement obligations                                        (178)
     -------------------------------------------------------------------------
                                                                   $    3,595
     -------------------------------------------------------------------------

     Vault Acquisition

     On January 10, 2008, Penn West closed its acquisition of Vault Energy
     Trust ("Vault") for a total acquisition cost of approximately $164 million funded through the issuance of approximately 5.6 million trust units. The trust unit value was calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent. The acquisition by Penn West was accounted for using the purchase method of accounting. The final allocation of the consideration paid to the fair value of the identifiable assets and liabilities was as follows:

     Purchase price
     -------------------------------------------------------------------------
     5.6 million Penn West trust units issued                      $      158
     Transaction costs                                                      6
     -------------------------------------------------------------------------
                                                                   $      164
     -------------------------------------------------------------------------

     Allocation of purchase price
     -------------------------------------------------------------------------
     Property, plant and equipment                                 $      346
     Goodwill                                                              20
     Working capital                                                        2
     Future income taxes                                                   47
     Bank debt                                                           (114)
     Convertible debentures                                               (99)
     Risk management liability                                             (2)
     Asset retirement obligations                                         (36)
     -------------------------------------------------------------------------
                                                                   $      164
     -------------------------------------------------------------------------

     Endev Acquisition

     On July 22, 2008, the acquisition of Endev Energy Inc. ("Endev") was successfully completed. As a result of the acquisition, Penn West issued approximately 3.6 million trust units for a total consideration of $115 million and assumed approximately $45 million of debt and working capital. The acquisition was accomplished through a Plan of Arrangement wherein Endev shareholders received 0.041 of a Penn West trust unit for each Endev share.

     4.  Property, plant and equipment
                                                            As at December 31
     -------------------------------------------------------------------------
                                                             2008        2007
     -------------------------------------------------------------------------
     Oil and natural gas properties, including
      production and processing equipment              $   17,520  $   10,925
     Accumulated depletion and depreciation                (5,068)     (3,512)
     -------------------------------------------------------------------------
     Net book value                                    $   12,452  $    7,413
     -------------------------------------------------------------------------

     Other than Penn West's net share of capital overhead recoveries, no general and administrative expenses are capitalized. In 2008, additions to property, plant and equipment included a $25 million (2007 - $97 million) increase related to additions to asset retirement obligations and $11 million (2007 - $5 million) was recorded for future income taxes on minor property acquisitions.

     An impairment test was performed on the costs capitalized to oil and natural gas properties at December 31, 2008 and 2007. The estimated undiscounted future net funds flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests less the cost of unproved properties.

     5.  Long-term debt

                                                            As at December 31
     -------------------------------------------------------------------------
                                                             2008        2007
     -------------------------------------------------------------------------
     Bankers' acceptances and prime rate loans         $    2,561  $    1,472

     U.S. Senior unsecured notes - 2007 Notes
       5.68%, US$160 million, maturing May 31, 2015           195         158
       5.80%, US$155 million, maturing May 31, 2017           189         154
       5.90%, US$140 million, maturing May 31, 2019           170         139
       6.05%, US$20 million, maturing May 31, 2022             24          20

     U.S. Senior unsecured notes - 2008 Notes
       6.12%, US$153 million, maturing May 29, 2016           186           -
       6.16%, CAD$30 million, maturing May 29, 2018            30           -
       6.30%, US$278 million, maturing May 29, 2018           339           -
       6.40%, US$49 million, maturing May 29, 2020             59           -

     UK Senior unsecured notes - UK Notes
       6.95%, (pnds stlg)57 million, maturing
        July 31, 2018                                         101           -
     -------------------------------------------------------------------------
     Total long-term debt                              $    3,854  $    1,943
     -------------------------------------------------------------------------

     At December 31, 2008, Penn West Petroleum Ltd. (the "Company") had an
     unsecured, revolving, three-year syndicated bank facility with an aggregate borrowing limit of $4.0 billion expiring on January 11, 2011.
     The facility consists of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains provisions for stamping fees on bankers' acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. As at December 31, 2008, approximately $1.4 billion of unused credit capacity was available.

     Letters of credit totalling $1 million were outstanding on December 31,
     2008 (December 31, 2007 - $nil) that reduced the amount otherwise available to be drawn on the syndicated facility.

     Financing costs including interest expense on the syndicated credit facility, the senior unsecured notes and convertible debentures were $53 million for the fourth quarter of 2008 (2007 - $27 million) and $204 million for the year ended December 31, 2008 (2007 - $93 million).

     The US$475 million senior unsecured notes (the "2007 Notes") are subject to the financial covenant that consolidated total debt to consolidated capitalization shall not exceed 55 percent except in the event of a material acquisition where it is not to exceed 60 percent. The estimated fair value of the principal and interest obligations under the notes at
     December 31, 2008 was $495 million (December 31, 2007 - $458 million).

     On May 29, 2008, the Company closed the issuance of senior unsecured notes (the "2008 Notes"), on a private placement basis primarily in the
     United States, with aggregate principal amounts of US$480 million plus
     CAD$30 million. The 2008 Notes will mature in eight years to 12 years and bear interest at rates between 6.12 percent and 6.40 percent with an average rate of approximately 6.25 percent and an average term of 9.6 years. The 2008 Notes contain covenants on total debt to capitalization, total debt to income before interest, taxes and depreciation and depletion ("EBITDA"), set priority debt limitations and contain change of control provisions. The estimated fair value of the principal and interest obligations under the notes at December 31, 2008 was $536 million (December 31, 2007 - n/a).

     On July 31, 2008, the Company issued (pnds stlg)57 million of senior, unsecured notes (the "UK Notes") through a private placement in the
     United Kingdom maturing in 2018 and bearing interest of 7.78 percent. In conjunction with the issue of these notes, the Company entered into contracts to fix the principal and interest payments at approximately
     $114 million bearing interest in Canadian dollars at 6.95 percent. The financial covenants of the UK Notes are similar to the 2008 Notes. The estimated fair value of the principal and interest obligations under the notes at December 31, 2008 was $92 million (December 31, 2007 - n/a).

     6.  Convertible debentures

     Penn West assumed the following unsecured subordinated convertible debentures through the Canetic acquisition closing on January 11, 2008 and the Vault acquisition closing on January 10, 2008 as discussed in
     Note 3. On the assumption of the convertible debentures, no amount was allocated to the fair value of the equity conversion features.

                                               Conversion   Redemption prices
       Description of                Maturity    price         (per $1,000
         security          Symbol      date    (per unit)      face value)
     -------------------------------------------------------------------------
     9.4% Convertible     PWT.DB.A   Jul. 31,    $31.11   Matured Jul. 31,
                                       2008                2008
     8.0% Convertible     PWT.DB.B   Aug. 31,    $30.21   $1,025 Aug. 31,
      extendible                       2009                2008 to maturity
     8.0% Convertible(1)  PWT.DB.C   Jun. 30,    $82.14   $1,050 Jun. 30, 2008
                                       2010                - Jun. 29, 2009
                                                          $1,025 Jun. 30, 2009
                                                           to maturity
     6.5% Convertible     PWT.DB.D   Jul. 31,    $36.82   $1,050 Jul. 31, 2008
      extendible                       2010                - Jul. 30, 2009
                                                          $1,025 Jul. 31, 2009
                                                           to maturity
     7.2% Convertible     PWT.DB.E    May 31,    $75.00   $1,050 May 31, 2009
                                       2011                - May 30, 2010
                                                          $1,025 May 31, 2010
                                                           to maturity
     6.5% Convertible     PWT.DB.F   Dec. 31,    $51.55   $1,050 Dec. 31, 2009
      extendible                       2011                - Dec. 30, 2010
                                                          $1,025 Dec. 31, 2010
                                                           to maturity
     -------------------------------------------------------------------------

     (1)  Redeemable at the debenture holder's option.

     During the fourth quarter of 2008, debentures with a face value of $32 million (2007 - $nil) were redeemed and settled in cash, relating to debenture holder redemptions of the PWT.DB.C series.

                    Balance,                                          Balance,
                    Dec. 31,                                          Dec. 31,
                       2007  Acquired  Converted  Redeemed  Matured      2008
     -------------------------------------------------------------------------
     9.4% PWT.DB.A   $    -    $    6    $   (1)   $    -    $   (5)   $    -
     8.0% PWT.DB.B        -         8        (1)        -         -         7
     8.0% PWT.DB.C        -        49        (1)      (32)        -        16
     6.5% PWT.DB.D        -        18         -         -         -        18
     7.2% PWT.DB.E        -        50         -       (24)        -        26
     6.5% PWT.DB.F        -       229         -         -         -       229
     -------------------------------------------------------------------------
     Total           $    -    $  360    $   (3)   $  (56)   $   (5)   $  296
     -------------------------------------------------------------------------

     As at December 31, 2008, the current portion of the convertible debentures totalled $7 million (2007 - $nil) and the remaining $289 million (2007 - $nil) was classified as long-term. The fair value of the convertible debentures at December 31, 2008, based on quoted market value was $248 million.

     7.  Asset retirement obligations

     The total estimated inflated and undiscounted amount to settle Penn
     West's asset retirement obligations at December 31, 2008 was $4.2 billion
     (December 31, 2007 - $2.6 billion). The asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2007 - 2.0 percent) and the inflated amount was discounted using credit-adjusted rates between 7.0 - 9.0 percent (2007 - 7.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 24 years. Future cash flows from operating activities are expected to fund these obligations.

     Changes to asset retirement obligations were as follows:

                                                       Year ended December 31
                                                 -----------------------------
                                                             2008        2007
     -------------------------------------------------------------------------
     Balance, beginning of year                        $      413  $      339
     Liabilities incurred during the year                      21          36
     Increase in liability due to change in estimate            4          61
     Liabilities settled during the year                      (85)        (52)
     Canetic, Vault and Endev liabilities acquired
      in year                                                 223           -
     Accretion charges                                         38          29
     -------------------------------------------------------------------------
     Balance, end of year                              $      614  $      413
     -------------------------------------------------------------------------

     8.  Unitholders' equity

     Unitholders' capital                                   Units      Amount
     -------------------------------------------------------------------------
     Balance, December 31, 2007                       242,663,164  $    3,877
     Issued on exercise of trust unit rights(1)         1,319,377          31
     Issued to employee trust unit savings plan         1,223,514          33
     Issued to distribution reinvestment plan           7,678,507         187
     Issued on conversion of debentures                    85,975           3
     Issued on Canetic acquisition                    124,348,001       3,573
     Issued on Vault acquisition                        5,550,923         158
     Issued on Endev acquisition                        3,635,125         114
     -------------------------------------------------------------------------
     Balance, December 31, 2008                       386,504,586  $    7,976
     -------------------------------------------------------------------------

                                                       Year ended December 31
                                                 -----------------------------
     Contributed surplus                                     2008        2007
     -------------------------------------------------------------------------
     Balance, beginning of year                        $       35  $       16
     Unit-based compensation expense                           45          21
     Net benefit on rights exercised(1)                        (5)         (2)
     -------------------------------------------------------------------------
     Balance, end of year                              $       75  $       35
     -------------------------------------------------------------------------

     (1)  Upon exercise of trust unit rights, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders'
          capital.

                                                       Year ended December 31
     Units Outstanding                           -----------------------------
     (millions of units)                                     2008        2007
     -------------------------------------------------------------------------
     Weighted average
       Basic                                                375.6       239.4
       Dilutive impact of unit rights and debentures          7.3         2.1
     -------------------------------------------------------------------------
       Diluted                                              382.9       241.5
     -------------------------------------------------------------------------

     For the year ended December 31, 2008, 13.5 million trust unit rights
     (2007 - 2.1 million) and 0.6 million units that would be issued on the conversion of the convertible debentures (2007 - nil) were excluded in calculating the weighted average number of diluted trust units outstanding as they were considered anti-dilutive. At December 31, 2008, as a portion of the convertible debentures are considered dilutive, the corresponding interest expense of $12 million for the year ended 2008
     (2007 - $nil) is excluded from the earnings per share calculation.

     In June 2008, the Company completed all requirements to enable the sale of trust units by way of "at-the-market distributions" on both the TSX and the NYSE. Penn West may issue and sell up to 20,000,000 trust units from time to time at its discretion during a period of up to 25 months.
     The trust units will be distributed at the current market price at the time of sale. The net proceeds from the sale of trust units under the facility, if any, will be used to repay debt or fund future growth opportunities. At December 31, 2008 no units had been issued under the facility.

     9.  Unit-based compensation

     Trust unit rights incentive plan

     Penn West has a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. Unit rights are granted at prices administered to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for the five trading days immediately prior to the date of grant. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant. Rights granted subsequent to this date generally vest over a three-year period and expire four years after the date of the grant.

                                                       Year ended December 31
                            --------------------------------------------------
                                                2008                     2007
                            --------------------------------------------------
                                            Weighted                 Weighted
                                             Average                  Average
                               Number of    Exercise    Number of    Exercise
     Trust unit rights       Unit Rights       Price  Unit Rights       Price
     -------------------------------------------------------------------------
     Outstanding,
      beginning of year       14,486,084  $    25.69   11,284,872  $    27.76
     Granted                  15,224,042       26.96    5,189,346       33.24
     Exercised                (1,319,377)      19.95     (665,155)      21.91
     Forfeited                (2,572,369)      25.78   (1,322,979)      29.88
     -------------------------------------------------------------------------
     Balance before
      reduction of exercise
      price                   25,818,380       26.72   14,486,084       29.80
     Reduction of exercise
      price for
      distributions paid               -       (3.84)           -       (4.11)
     -------------------------------------------------------------------------
     Outstanding,
      end of year             25,818,380  $    22.88   14,486,084  $    25.69
     -------------------------------------------------------------------------
     Exercisable,
      end of year              5,254,620  $    21.18    2,742,359  $    22.53
     -------------------------------------------------------------------------

     Penn West recorded unit-based compensation expense of $45 million for the year ended December 31, 2008, of which $11 million was charged to operating expense and $34 million was charged to general and administrative expense (2007 - $21 million, $6 million and $15 million respectively). Unit-based compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis.

     The Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

                                                       Year ended December 31
                                                 -----------------------------
                                                             2008        2007
     -------------------------------------------------------------------------
     Average fair value of trust unit rights
      granted (per unit)                               $     5.09  $     6.38
     Expected life of trust unit rights (years)               3.0         3.0
     Expected volatility (average)                          27.0%       24.9%
     Risk-free rate of return (average)                      3.0%        4.2%
     Distribution yield(1)                                  18.1%       13.1%
     -------------------------------------------------------------------------

     (1)  Represents distributions declared as a percentage of the market price of trust units and does not account for any portion of distributions that represent a return of capital.

     Trust unit savings plan

     Penn West has an employee trust unit savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00. Both the employee's and Penn West's contributions are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market at prevailing market prices.

     10. Risk management

     Financial instruments, included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities (excluding future income tax liability), convertible debentures and long-term debt. Except for the U.S. Senior notes and the
     UK notes described in Note 5 and the convertible debentures described in
     Note 6, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank debt.

     A detailed discussion of the key business risks faced by Penn West, which includes market risk, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk, is included in the accompanying Management's Discussion and Analysis under the heading
     "Business Risks". The disclosure under this heading is hereby incorporated by reference into, and forms an integral part of, these financial statements. A quantitative analysis of risks is included in the
     Management's Discussion and Analysis under the heading "Sensitivity
     Analysis".

     Changes in the fair value of all outstanding financial commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheets with a corresponding unrealized gain or loss included in income.

     The following table reconciles the changes in the fair value of financial instruments outstanding on December 31, 2008:

                                                       Year ended December 31
                                                 -----------------------------
     Risk management                                         2008        2007
     -------------------------------------------------------------------------
     Balance, beginning of year                        $     (148)  $      54
     Canetic, Vault and Endev liabilities
      acquired in year                                        (71)          -
     Unrealized gain (loss) on financial instruments:
       Commodity collars and swaps                            660        (182)
       Electricity swaps                                        3         (18)
       Interest rate swaps                                    (43)          -
       Foreign exchange forwards                               63          (2)
       Cross currency swaps                                   (22)          -
     -------------------------------------------------------------------------
     Total fair value, end of year                     $      442  $     (148)
     -------------------------------------------------------------------------

     Total fair value consists of the following:
     -------------------------------------------------------------------------
     Fair value, end of year - current portion         $      448  $     (148)
     Fair value, end of year - long-term portion               (6)          -
     -------------------------------------------------------------------------
     Total fair value, end of year                     $      442  $     (148)
     -------------------------------------------------------------------------

     Penn West had the following financial instruments outstanding as at
     December 31, 2008:

                         Notional                                      Market
                           volume    Remaining term          Pricing    value
     -------------------------------------------------------------------------
     Crude oil
       WTI Swaps       500 bbls/d   Jan/09 - Dec/09     US$72.68/bbl   $    3
       WTI Collars  30,000 bbls/d   Jan/09 - Dec/09     US$80.00 to       369
                                                         $110.21/bbl
     Natural gas
       AECO Collars  170,000 GJ/d   Jan/09 - Mar/09        $7.38 to        22
                                                            $9.76/GJ
       AECO Collars  100,000 GJ/d   Apr/09 - Oct/09       $8.25 to         50
                                                           $12.37/GJ
     Electricity
      swaps
       Alberta Power        50 MW   Jan/09 - Dec/10       $77.82/MWh        2

     Interest rate
      swaps
                             $100   Jan/09 - Nov/10            4.26%       (6)
                             $100   Jan/09 - Jun/10            3.68%       (4)
                             $100   Jan/09 - Jun/11            3.82%       (7)
                             $150   Jan/09 - Aug/10            3.10%       (5)
                             $200   Jan/09 - Aug/11            3.30%      (11)
                             $250   Jan/09 - Nov/10            2.27%       (5)
                             $500   Jan/09 - Dec/11            1.61%       (5)

     Foreign exchange
      forwards
       1-year term         US$720   Jan/09 - Dec/09  1.24875 CAD/USD       23
       8-year term          US$80              2015  1.01027 CAD/USD       12
       10-year term         US$80              2017  1.00016 CAD/USD       12
       12-year term         US$70              2019  0.99124 CAD/USD       11
       15-year term         US$20              2022  0.98740 CAD/USD        3

     Cross currency/
      interest rate
      swaps
       10-year term (pnds stlg)57              2018   2.0075 CAD/GBP      (22)
                                                               6.95%
     -------------------------------------------------------------------------
     Total                                                             $  442
     -------------------------------------------------------------------------

     In October 2008, Penn West received approximately $123 million in cash as a result of monetizing a portion of crude oil financial contracts. This included lowering the floor on its 2009 WTI collars from US$85.00 per barrel to US$80.00 per barrel as well as monetizing all 2010 WTI collars.
     The proceeds were used to repay advances on our syndicated credit facility.

     A realized gain of $6 million (2007 - $11 million) on electricity contracts has been included in operating costs.

     Realized gains and losses on the interest rate swaps are charged to interest expense. In the period, the fixed rate and the floating rate were approximately equal resulting in no reportable gain or loss being charged to interest rate expense in relation to the interest rate swaps.

     11. Income taxes

     As at December 31, 2008, the total future income tax liability of $1,500 million (December 31, 2007 - $873 million) consisted of a $132 million current future income tax liability (December 31, 2007 - $45 million current future income tax asset) and a $1,368 million long-term future income tax liability (December 31, 2007 - $918 million). The significant increase from the prior year is due primarily to future taxes recognized on the Canetic acquisition of $511 million and $198 million attributable to the unrecognized risk management gain for the year of $661 million.

     The current portion of the future income tax liability represents income taxes attributable to the unrealized risk management asset of $448 million.

     On June 12, 2007, the Government of Canada enacted new tax legislation on publicly traded income trusts, effective for the 2011 tax year. As a result of the enactment, an additional $326 million future income tax liability and future income tax expense was recorded in the second quarter of 2007 to reflect the Trust's temporary differences between the accounting and tax values of assets and liabilities expected to be remaining in 2011. In accordance with GAAP, prior to the enactment, the
     Trust's temporary differences were not recorded as future income taxes.
     The majority of the temporary differences at the Trust level arose on the
     Petrofund acquisition that closed on June 30, 2006.

     12. Capital management

     The Trust manages its capital to provide a flexible structure to support its growth and operational strategies while maintaining a strong financial position in order to capture business opportunities and maintain a stable distribution profile to its unitholders.

     Penn West defines unitholders equity, long-term debt and convertible debentures as capital. Unitholders' equity includes unitholders' capital, contributed surplus and retained earnings. Long-term debt includes drawings on our syndicated bank facility, the 2007 Notes, the 2008 Notes and the UK Notes.

     Management continuously reviews its capital structure to ensure it is appropriate given the objectives and strategies of the Trust. The capital structure is reviewed based on a number of key factors including, but not limited to, the current market conditions, trailing and forecast debt to equity ratios and debt to funds flow and other economic risk factors identified by the Trust. Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of
     Directors.

     In January 2008, Penn West closed its acquisition of Canetic through the issuance of approximately 124.3 million trust units for a total acquisition cost of $3.6 billion and assumed $1.7 billion of long-term debt and convertible debentures. In addition, Penn West closed its acquisition of Vault in January 2008 issuing approximately 5.6 million trust units for a total acquisition cost of $164 million and assumed $213 million of long-term debt and convertible debentures. In July 2008, Penn
     West closed its acquisition of Endev through the issuance of approximately 3.6 million trust units for a total acquisition cost of
     $115 million and assumed $43 million of long-term debt. These transactions led to a material increase in recorded unitholders' equity.

     The Company is subject to certain financial covenants under its unsecured, syndicated credit facility and the 2007 Notes, the 2008 Notes and the UK Notes. As at December 31, 2008, the Company was in compliance with all financial covenants as follows:

                                           Pro forma year ended December 31(1)
                                          ------------------------------------
     (millions, except ratio amounts)                        2008        2007
     -------------------------------------------------------------------------
     Components of capital
       Unitholders' equity                             $    8,380  $    4,570
       Long-term debt                                  $    3,854  $    1,943
       Convertible debentures                          $      296  $        -
     -------------------------------------------------------------------------
     Ratios
       Senior debt to pro forma EBITDA(2)                     1.4         1.5
       Total debt(9) to pro forma EBITDA(3)                   1.4         1.5
       Senior debt to capitalization(4)                       31%         30%
       Total debt(9) to capitalization(5)                     31%         30%
       Total debt(10) to capitalization(5)                    33%         33%
       Priority debt to consolidated tangible assets(6)         -           -
     -------------------------------------------------------------------------
     Pro forma EBITDA                                  $    2,762  $    2,333

     Credit facility debt and senior notes             $    3,854  $    3,510
     Letters of credit                                          1           4
     -------------------------------------------------------------------------
     Total senior debt                                      3,855       3,514
     Convertible debentures(7)                                 42          99
     -------------------------------------------------------------------------
     Total debt(9)                                          3,897       3,613
     Convertible debentures(8)                                254         261
     -------------------------------------------------------------------------
     Total debt(10)                                         4,151       3,874
     Total unitholders' equity                              8,380       8,300
     -------------------------------------------------------------------------
     Total capitalization                              $   12,531  $   12,174
     -------------------------------------------------------------------------

     (1)  Pro forma includes significant acquisitions and dispositions in the period.
     (2)  Less than 3:1 and not to exceed 3.5:1 in the event of a material acquisition.
     (3)  Less than 4:1.
     (4)  Not to exceed 50 percent except in the event of a material acquisition when the ratio is not to exceed 55 percent.
     (5)  Not to exceed 55 percent except in the event of a material acquisition when the ratio is not to exceed 60 percent.
     (6)  Priority debt not to exceed 15% of consolidated tangible assets.
     (7)  Convertible debentures not meeting the requirements for equity classification under lending agreements.
     (8)  Convertible debentures not meeting the requirements for equity classification under the 2007 Notes.
     (9)  Total debt as defined in the 2008 Notes, UK Notes and the syndicated bank facility agreements, which includes convertible debentures that do not meet the requirement for equity classification in these agreements.
     (10) Total debt as defined in the 2007 Notes agreement, which includes convertible debentures that do not meet the requirements for equity classification in this agreement.

     13. Related-party transactions

     During 2008, Penn West paid $5 million (2007 - $1 million) of legal fees to a law firm of which a partner is also a director of Penn West.

     14. Subsequent events

     On February 5, 2009, Penn West closed the issuance of 17,731,000 trust units on a bought-deal basis with a syndicate of underwriters at $14.10 per trust unit for total gross proceeds of approximately $250 million
     ($238 million net). Additionally, Penn West has agreed to sell gross overriding royalties for total proceeds of approximately $40 million which is expected to close in March 2009. This transaction is in addition to the previously announced disposition for total proceeds of approximately $150 million. The proceeds from these transactions will be used to repay a portion of our credit facility.

                             Investor Information
     -------------------------------------------------------------------------
     >>
     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.B, PWT.DB.C, PWT.DB.D, PWT.DB.E and
PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

     A conference call will be held to discuss Penn West's results at 10:00
a.m. Mountain Standard Time, 12:00 p.m. Eastern Standard Time, on February 19,
2009. The North American conference call number is 800-733-7560 toll-free or
416-644-3414 in the Toronto area. A taped recording will be available until
February 26, 2009 by dialing 877-289-8525 North American toll-free or 416-640-
1917 Toronto area and entering pass code 21295163 followed by the pound sign.
This call will be broadcast live on the Internet and may be accessed directly on the Penn West website at www.pennwest.com or at the following URL:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2523840
     Penn West expects to file its Management's Discussion and Analysis and unaudited interim consolidated financial statements on SEDAR and EDGAR shortly.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 200, 207 - Ninth
Avenue S.W., Calgary, Alberta, T2P 1K3, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: 1-866- 693-2707, Website: www.pennwest.com; Investor
Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, CEO, Phone: (403) 777-2502, E-mail: bill.andrew(at)pennwest.com;
Jason Fleury, Manager, Investor Relations, Phone: (403) 539-6343, E-mail:
jason.fleury(at)pennwest.com/
     (PWT.DB.B. PWT.DB.D. PWT.DB.E. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 22:35e 18-FEB-09